Form 10-K, Exhibit 13
period 1997-03-31
BARRA INC /CA
filed 1997-06-25
CIK 878483

      EXHIBIT 13.1 - 1997 ANNUAL REPORT TO THE SHAREHOLDERS OF BARRA, INC.

                                   [COVER PAGE]

FINANCIAL HIGHLIGHTS


SELECTED FINANCIAL DATA                                           FISCAL YEAR ENDING MARCH 31
-------------------------------------------------------------------------------------------------------------------
                                                   1997           1996           1995           1994           1993
Operating revenues                         $104,761,912    $77,568,076    $64,267,194    $55,492,890    $48,501,174
Operating expenses                           81,811,471     65,980,135     57,682,702     48,913,687     42,424,677
Minority interest in (net income) loss       (1,419,125)      (211,525)      (193,343)       (52,694)         9,265
Net income                                   13,545,453      6,869,256      3,852,967      3,859,981      3,886,415
Primary net income per share               $       1.45     $     0.78    $      0.46    $      0.45    $      0.46

SELECTED BALANCE SHEET DATA

Total assets                               $ 84,201,101    $64,340,376    $52,380,659    $41,950,889    $36,656,294
Current liabilities                          32,604,486     27,479,253     20,492,078     14,201,227     13,043,625
Deferred taxes and other liabilities          1,241,763      1,936,589      2,193,188      1,605,698        185,907
Shareholders' equity                       $ 48,373,850    $34,924,534    $28,473,670    $25,257,250    $22,606,222
-------------------------------------------------------------------------------------------------------------------

In connection with the Rogers, Casey & Associates, Inc. (RogersCasey) merger on July 24, 1996, all amounts presented above reflect the historical combined results of BARRA and RogersCasey for the periods presented using the pooling-of-interests method of accounting for business combinations. Operating expenses for 1997 include merger costs and one-time charges incurred in connection with the merger with RogersCasey of $1,756,189 ($0.11 per share).

                                              2  Letter to the Shareholders
                                              4  BARRA and Its Markets
                                              6  Analytics and Consulting
                                             12  Electronic Brokerage and
                                                 Information
                                             14  Asset Management
                                             16  BARRA Facts and Figures
                                             17  Condensed Financial Results

FISCAL YEAR 1997 ACCOMPLISHMENTS



OVERALL

     BARRA continued a steady string of revenue gains, reaching 12 straight quarters of record revenues with the March 1997 quarter. Overall the earnings gain over the prior fiscal year was 97 percent.

ANALYTICS AND CONSULTING

     BARRA and RogersCasey completed their merger. RogersCasey rounds out BARRA's offerings of analytics and consulting to pension executives worldwide.

     In fixed income analytics, BARRA continued a phased rollout of additional modules in The BARRA Cosmos System-TM-. A version of the Cosmos System was released for Japan, and a Global Optimizer was added for structured investing.

     The BARRA Aegis System's-TM- equity coverage was dramatically expanded with the addition of the Global Equity Model, covering over 23,000 equities in more than 40 countries. At the end of the fiscal year, BARRA's first model for U.S. equity transaction costs, The BARRA Market Impact Model-TM-, was scheduled to be released within the Aegis System.

     BARRA released Invest Works-Registered Trademark- Pro, a comprehensive Windows-based manager search and evaluation tool developed by RogersCasey professionals. The underlying database of over 11,000 investment products contains more than 20 years of comprehensive performance history.

ELECTRONIC BROKERAGE AND INFORMATION

     POSIT, BARRA's joint venture with Investment Technology Group, Inc. (IT), had a record year of 3.3 billion shares traded, thus producing record royalty revenue for BARRA. The revenue gain from this segment of BARRA's business was 47 percent over the prior year.

ASSET MANAGEMENT

     Symphony Asset Management, LC (Symphony), reached $1.8 billion in assets under management, and total asset management revenues increased 178 percent over the prior year.

GLOBAL EXPANSION

     BARRA's global expansion continued with the commencement of operations in South Africa and the establishment of representatives in Central and South America. A South African equity model was also released.

LETTER TO THE SHAREHOLDERS



IT HAS BEEN A TREMENDOUS YEAR

     Our plans as we entered this past fiscal year were ambitious. We wanted to complete the merger with RogersCasey, continue to grow our client base with an emphasis towards global expansion, deliver new advanced analytics, increase assets under management in our money management business and further develop our electronic brokerage business--all while continuing to grow our revenues and profits substantially. We achieved these goals and more, and became a $100 million company in the process.

IT WAS A YEAR OF RECORD NUMBERS

     We have now had twelve consecutive quarters of record revenues. Our operating revenues for the fiscal year ended March 31, 1997, were $105 million, representing an increase of 35 percent over the previous fiscal year. BARRA reported a 113 percent increase in net income, excluding one-time charges related to the merger with RogersCasey, and a 97 percent increase in net income, including those one-time charges. Our after-tax return on beginning of the year shareholders' equity was 39 percent, and our stock price increased 43 percent in spite of a downturn in the market for small capitalization stocks near our year-end. Our asset management business now has $1.8 billion in assets under management, and our worldwide analytics and consulting clients now number more than 1100. During fiscal 1997, we achieved significant new milestones in terms of size, market share and profitability.

ALL OF OUR BUSINESSES ARE STRONGER

     Sales from the new equity and fixed income suite of products, the Aegis and Cosmos Systems respectively, have fueled a 20 percent growth in the annual value of client analytics subscriptions. Since merging with RogersCasey, our service and product offerings to plan sponsors have significantly increased--we can now count ourselves among the leading pension fund consultants in the world.


     POSIT, a joint venture between BARRA and ITG, continues to be the largest intraday electronic institutional trade crossing system in existence. With an average of more than 14 million shares traded daily, royalties from POSIT continue to be our highest margin business.


     Assets under management in Symphony, our 50-percent-owned subsidiary, and the private equities group of RogersCasey grew to $1.8 billion during the year, and combined asset management revenues grew 178 percent. This dramatic growth in revenues came not only from a sizeable amount of performance-based fees, but also from an increase in assets under management.

IF WE ARE THE LEADER, THEN HOW DO WE PLAN TO GROW?

     In our fiscal year just ended, 85 percent of our institutional analytics revenues were from equity analytics and only 15 percent were from fixed income analytics. We believe that along with our large investment in new U.S. and global fixed income products within the Cosmos System, our pending acquisition of Global Advanced Technology Corporation (GAT), a leading analytics, consulting and research firm, will dramatically expand our


[CHART]
     fixed income business. Following this purchase, BARRA will have a fixed income product line that will provide, along with other equity and asset allocation products, a one-stop shop for portfolio analytics.


     BARRA is on the verge of launching a variety of Internet services to better communicate with our clients. In many cases these services represent an adaptation of our current products to this growing distribution medium. In fiscal year 1998, we will commence a Client Services area of our Website, in which clients will have access to high-speed data and software downloads, answers to frequently asked questions (FAQs) and direct access to our Client Support personnel worldwide. We will also develop new distribution mechanisms for our data and analytical products so that financial professionals can obtain "single point" purchases as well as extended subscriptions.


     POSIT is achieving more than when we first conceived the concept a decade ago. Our challenge now is to expand the coverage to more markets and asset categories. In our asset management business we are working to broaden our product and strategy offerings in order to garner more assets under management. We expect growth to come from the private-equities business, and we will continue to expand to non-U.S. markets. In addition, we plan to strengthen our fund-of-funds business.

MANY PEOPLE CONTRIBUTE TO BARRA'S STRENGTH

     I would like to thank BARRA's more than 500 highly qualified employees worldwide, all of whom are dedicated to providing the highest level of professional service to our clients. I would also like to thank our board of directors, whose expertise and experience have been invaluable to us, and would like to welcome the newest board member, Mr. John Casey, president and chief executive officer of RogersCasey.

THE YEAR AHEAD. . .

     It is clear that there are substantial opportunities for us, as the market leader, to profitably increase our business with existing clients and to continue to gain market share. Our products and services allow us to reach out to a global community with a breadth of solutions that is unparalleled, and we will continue to pursue our vision of being an integral part of our clients' success.


/s/ Andrew Rudd

ANDREW RUDD
Chairman and Chief Executive Officer


                                                                             2/3

BARRA AND ITS MARKETS


                            ANALYTICS AND CONSULTING

                               INVESTMENT MANAGERS

                            TRADERS & BROKER/DEALERS

                             INSTITUTIONAL INVESTORS

                                ASSET MANAGEMENT

                              ELECTRONIC BROKERAGE


"BARRA has been an integral part of our investment process for nearly twenty years. Their risk models have provided the highest quality analytical framework for our portfolio management. In our global setting, BARRA services are increasingly valuable as we build portfolios and communicate globally with our clients."


GARY P. BRINSON
President, Brinson Partners, Inc.

From our beginnings in 1975 as a developer of U.S. equity risk models, BARRA has grown into the premier provider of analytics, consulting services, asset management and electronic brokerage to the worldwide investment industry. Our three main lines of business--INSTITUTIONAL ANALYTICS AND CONSULTING, ELECTRONIC BROKERAGE AND INFORMATION and ASSET MANAGEMENT--serve the increasingly complex needs of the three main links in the finance chain--INSTITUTIONAL INVESTORS, INVESTMENT MANAGERS and BROKER/DEALERS. By combining our strengths in the modeling of investment risk, returns and transaction costs with a broad array of consulting and educational activities, we are able to serve as a long-term partner to participants in the world's financial markets. BARRA's increasingly diverse product and service offerings have a common goal--helping our clients control risk, enhance returns and reduce costs.


                                                                             4/5

                            ANALYTICS AND CONSULTING




                                     [CHART]



BARRA's original business of creating financial risk models has expanded into a full range of products and services for the worldwide investment industry. BARRA now has dedicated business units focused on the needs of those who use EQUITY INVESTMENT ANALYTICS, FIXED INCOME ANALYTICS, EQUITY TRADING ANALYTICS and PLAN SPONSOR SERVICES. We have also invested in STRATEGIC CONSULTING SERVICES to address the high-level business issues confronting the investment management profession.

EQUITY ANALYTICS


This fiscal year was one of strong growth in BARRA's original analytics business--serving the analytical needs of equity investment managers. We continued our standardization of risk model offerings on the Windows platform with the release of the Global Equity Model in the Aegis System. This has enabled our clients to integrate the use of our models with their other office productivity and investment systems. The Aegis System now covers over 95 percent of the world's equity market capitalization.


"We specialize in risk control strategies. For nearly 15 years we have counted on BARRA to deliver the tools we need to meet our clients' expectations. When it comes to measuring risk, analyzing it and communicating it to our clients, BARRA continues to deliver the products we need and want."


MICHAEL EVEN, CFA
Executive Vice President, Independence Investment Associates


Continuing its geographic expansion, BARRA commenced operations in Africa with the opening of an office in Cape Town, South Africa, in conjunction with the development of a South African equity risk model. We also established representatives in Central and South America and expect to begin equity model development efforts for major nations such as Mexico and Brazil.

BARRA also released a macroeconomic modeling tool for tactical asset allocation--The BARRA Altis System-TM-. This product allows investment managers to test linkages between macroeconomic events and subsequent asset class returns.

FIXED INCOME ANALYTICS



In 1997 we completed a multi-year development effort to release our multiple-factor fixed income models on the Windows platform. The Cosmos System for global fixed income risk analysis was released at the end of the previous fiscal year and has been well-received by clients. Additional modules released this year include the Cosmos System with Japanese fixed income coverage (Cosmos-Japan) and a Global Optimizer for construction of efficient portfolios of bonds, currencies, futures and options.

"We have been using BARRA's fixed income tools for years. Managing a bond portfolio, whether it's international or domestic, means understanding the various dimensions of risk that you are likely to encounter. The Cosmos System not only identifies those risks, but also quantifies the risks and gives us the power to control the risks as we see fit."

JAMES C. JACKSON
Investment Officer, Public Fixed Income, Northwestern Mutual Life


On May 27, 1997, BARRA announced plans to acquire GAT. BARRA and GAT have independently played key roles in setting standards for fixed income analytics, and following the purchase will service more than 450 banks, brokers, investment advisors, insurance companies and investment managers worldwide.

Toward the end of the fiscal year, final preparations were underway for the release of a U.S. fixed income model within the Cosmos framework. This release, together with the expansion of security coverage, an upgrade of our underlying algorithms and the pending acquisition, solidifies our place as a leader in fixed income risk modeling.

TRADING ANALYTICS



BARRA provides equity models for both UNIX and Windows platforms. To address the needs of sell-side broker/dealers, the Equity Trading Model in the Aegis System was released this year for the U.K. market. The model is calculated over a daily horizon to better capture the risks faced by a typical equity trading operation. This adaptation of our risk modeling methodology to shorter time horizons will be extended to additional markets as demand dictates.


"BARRA ANALYTICS HAVE BECOME THE INDUSTRY STANDARD FOR COMMUNICATING INFORMATION BETWEEN PORTFOLIO MANAGERS AND BROKERS."


PETER MULLER
Managing Director, Process Driven Trading, Morgan Stanley & Co.


After the close of the fiscal year we released our first major upgrade to the U.S. equity model in over a decade with expanded coverage and updated industry classification, making the model an even better tool for communication between buy- and sell-side trading desks. Early in fiscal year 1998, BARRA also expects to release its first equity transaction cost model, the Market Impact Model for U.S. equities. This model will be available within the Aegis System and will predict the indirect trading costs which arise non-linearly as trade size grows. These predictions can then be used to characterize portfolio and trade list liquidity, prepare principal bids, and create optimal portfolios.


                                                                             8/9

STRATEGIC CONSULTING



One of the benefits of the merger between BARRA and RogersCasey, which closed in July 1996, was the combination of an existing investment manager consulting subsidiary of RogersCasey with BARRA's leading-edge analytical services and global distribution network. Renamed The BARRA Strategic Consulting Group, this subsidiary serves large investment managers worldwide. Professional teams of consultants draw on the wide range of research, analytical power and industry expertise in the combined organization to bring a unique set of skills to bear on investment management problems.

Dedicated resources exist in the following Strategic Consulting Group business areas: Market Research and Planning, Strategic Evaluation, Investment Integrity Review, Business Development and Relationship Management Strategy and Trans-action Advisory. Investment managers facing complex issues spanning their organization need external help in different areas at different times. BARRA's depth of knowledge, organizational resources and global reach allow us to customize solutions for even the largest organizations, and to continue serving our clients as they grow over time.

Part of the Strategic Consulting Group's growth strategy is to harness BARRA's global office network, and to this end, a West Coast presence was established in early 1997 to complement the original Darien, Connecticut, office.

SPONSOR SERVICES



RogersCasey Sponsor Services, Inc. is a BARRA subsidiary dedicated to consulting for pension funds, endowments, foundations and other plan sponsors. In the past year, RogersCasey Sponsor Services has begun to leverage the merger with BARRA by expanding to a West Coast office, participating in product development dialogues and creating a modular product offering utilizing BARRA and other analytical tools.

"RogersCasey did a terrific job of helping us integrate multiple retirement plans which we inherited in a series of mergers that doubled the size of our company."

SUSAN ROBINSON
Operating Vice President, Federated Department Stores, Inc.


Of particular interest was the initial development of a Plan-wide Risk Service, which incorporates BARRA risk models into a full risk analysis of a multiple-manager situation such as those faced by most large plan sponsors. This proprietary approach uses actual portfolio holdings as opposed to a simple historical time series of asset class returns, and is thus more timely and accurate than competing methods.

RogersCasey Sponsor Services is also increasing its investments in the defined contribution pension market, which is experiencing explosive growth but has thus far not employed extensive risk control.

                                   ELECTRONIC
                                  BROKERAGE AND
                                   INFORMATION


                                     [CHART]



As a natural complement to our original focus on risk and return modeling, BARRA turned in the late 1980s to the analysis of efficient, low-cost transactions. From this effort several products have resulted, all with the goal of helping investors achieve optimal, low-cost solutions to their portfolio trading problems.

ELECTRONIC BROKERAGE AND INFORMATION


In the late 1980s BARRA collaborated with ITG to produce the first fully electronic crossing system for equity trading. A decade later, POSIT is the world's largest intraday equity crossing system, with a volume of 3.3 billion shares for the 12 months ended December 31, 1996. Through a confidential process of matching the trade lists of many participants in a central computer, POSIT provides extremely low-cost, high-volume solutions to portfolio rebalancing tasks. Global POSIT, an international version of the system, allows trading of equities in all EAFE countries, and in Australia the system has been licensed to a local brokerage firm.

"POSIT is confidential, and is easy to use... just a few key strokes on my PC. Due to its large liquidity pool, we feel very comfortable using it for our trade list, even before using other more conventional channels."

MARY MCDERMITT-HOLLAND
Portfolio Manager, Franklin Portfolio Associates


BARRA has also invested in other areas of electronic information including BARRA Analytics Securities, Inc., a wholly-owned subsidiary that offers corporate market prices and provides execution services to portfolio managers, and Bond Express, an affiliate which delivers timely offerings on all major types of U.S. fixed income securities to a broad list of broker/dealers. Both businesses place BARRA in a position to offer electronic execution and matching services to fixed income market participants.

ASSET

     MANAGEMENT



                                     [CHART]



BARRA's expertise in advising investment managers has been applied in a variety of direct and indirect investment activities, culminating in 1994 with the formation of Symphony, a stand-alone investment manager. Symphony has grown to become a major contributor to BARRA's revenues and earnings.

ASSET MANAGEMENT


Since its founding in 1975, BARRA has been intimately acquainted with the investment management business, providing both tools to control risk as well as research that often led to profitable strategies. In 1985 BARRA created the Active Strategies Group, a business unit dedicated to helping investment managers exploit BARRA's research insights through sub-advisory services.


The Active Strategies Group's success as a sub-advisor to some of the world's leading investment managers led naturally to the founding of Symphony, a stand-alone investment management business, in 1994. In April of 1997 Symphony acquired the assets of RogersCasey Alternative Investments, Inc. (RCAI), the private-equity management and advisory subsidiary of RogersCasey. The former RCAI, now Symphony's Alternative Investments Group, extends Symphony's capabilities and provides an East Coast office to complement Symphony's San Francisco headquarters.


Symphony's key employees include the core of the former Active Strategies Group and industry veterans with long experience in the investment management business. With $1.8 billion under management in equity strategies for institutions, mutual funds and private individuals, Symphony's management extends to include market-neutral hedge funds, long-only strategies and private equity. Symphony, jointly owned by BARRA and its principals, is one of the industry's most successful new managers.

BARRA FACTS AND FIGURES


          Stock Price Trading Ranges ($)


                                     [CHART]



          Revenues ($millions)


                                     [CHART]



          Return on Average
          Shareholders' Equity (%)


                                     [CHART]




          Primary Net Income Per Share ($)


                                     [CHART]


          Geographic Breakdown of Revenues
          North America, Europe, Asia/Pacific
          ($millions)


                                     [CHART]

CONDENSED FINANCIAL RESULTS



                    18   Independent Auditors' Report
                    19   Condensed Consolidated
                         Balance Sheets
                    20   Condensed Consolidated
                         Statements of Income
                    21   Condensed Consolidated Statements
                         of Shareholders' Equity
                    22   Condensed Consolidated Statements
                         of Cash Flows
                    23   Market for Company's Common Equity
                         and Related Shareholder Matters






                                        The following information is presented
                                        in Part II of the Company's Annual
                                        Report on Form 10-K and is incorporated
                                        by this reference into this report and
                                        into the definitive Proxy Statement for
                                        the Company's 1997 Annual Shareholders'
                                        Meeting:  (a) Management's Discussion
                                        and Analysis of Financial Condition and
                                        Results of Operations, (b) complete
                                        consolidated Balance Sheets as of
                                        March 31, 1997 and 1996, related
                                        consolidated Statements of Income,
                                        Shareholders' Equity and Cash Flows for
                                        each of the three years in the period
                                        ended March 31, 1997 and notes thereto,
                                        and (c) the report of Deloitte &
                                        Touche LLP regarding the complete
                                        consolidated financial statements.


                                                                           16/17

INDEPENDENT AUDITORS' REPORT



[LETTERHEAD]


TO THE BOARD OF DIRECTORS AND SHAREHOLDERS
BARRA, INC.
BERKELEY, CALIFORNIA


We have audited the consolidated balance sheets of BARRA, Inc. (the "Company") and subsidiaries as of March 31, 1997 and 1996, and the related consolidated statements of income, shareholders' equity and cash flows for each of the three years in the period ended March 31, 1997. Such consolidated financial statements and our report thereon dated May 9, 1997, expressing an unqualified opinion (which are not included herein), are presented in the Company's Annual Report on Form 10-K, which are incorporated by reference in the Proxy Statement for the 1997 annual meeting of shareholders. The accompanying condensed consolidated financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on such condensed consolidated financial statements in relation to the complete consolidated financial statements.

In our opinion, the information set forth in the accompanying condensed consolidated balance sheets as of March 31, 1997 and 1996 and the related condensed consolidated statements of income, shareholders' equity and of cash flows for each of the years in the three year period ended March 31, 1997 is fairly stated in all material respects in relation to the basic consolidated financial statements from which it has been derived.



/s/ Deloitte & Touche LLP


MAY 9, 1997



BARRA, Inc.  and Subsidiaries

CONDENSED CONSOLIDATED BALANCE SHEETS
AS OF MARCH 31, 1997 AND 1996

                                                                                 1997           1996
                                                                         ---------------------------
ASSETS

CURRENT ASSETS:
Cash and cash equivalents                                                 $25,831,118    $22,493,363
Short-term investments                                                      5,421,841      3,511,518
Investment in municipal debt securities-available for sale                 10,323,459             --
Accounts receivable:
   Trade (Less allowance for doubtful accounts of $135,732 and $129,237)   15,522,575     10,558,150
   Related parties                                                          3,017,164      2,676,661
Notes receivable                                                            5,419,474             --
Prepaid expenses                                                              400,187        649,424
                                                                          --------------------------
   Total current assets                                                    65,935,818     39,889,116
                                                                          --------------------------
NOTES RECEIVABLE                                                                   --      1,658,960
INVESTMENTS IN UNCONSOLIDATED COMPANIES                                       445,644      7,300,347
FURNITURE AND EQUIPMENT:
   Computer equipment                                                      11,749,343      8,716,136
   Office equipment                                                           672,325        729,248
   Furniture and fixtures                                                   4,346,206      3,335,342
                                                                          --------------------------
      Total furniture and equipment                                        16,767,874     12,780,726
   Less accumulated depreciation and amortization                          (9,739,519)    (7,742,149)
                                                                          --------------------------
                                                                            7,028,355      5,038,577

DEFERRED TAX ASSETS                                                         1,038,374      1,685,898

COMPUTER SOFTWARE
   (Less accumulated amortization of $548,263 and $422,953)                   336,414        971,077
INTANGIBLES AND OTHER ASSETS
   (Less accumulated amortization of $1,585,124 and $492,482)               9,416,496      7,796,401
                                                                          --------------------------
TOTAL                                                                     $84,201,101    $64,340,376
                                                                          --------------------------
                                                                          --------------------------
LIABILITIES AND SHAREHOLDERS' EQUITY

CURRENT LIABILITIES:
Accounts payable                                                          $ 2,748,572    $ 1,368,466
Due to related party                                                          707,266        567,201
Accrued expenses payable:
   Accrued compensation                                                     7,186,875      4,850,817
   Accrued corporate income taxes                                           3,533,677      2,178,539
   Other accrued expenses                                                   5,761,211      4,135,159
Shareholder notes payable and bank borrowings                                 239,611      2,132,544
Unearned revenues                                                          12,427,274     12,246,527
                                                                          --------------------------
   Total current liabilities                                               32,604,486     27,479,253
                                                                          --------------------------
LONG-TERM LIABILITIES:
Deferred tax liabilities                                                      768,352      1,217,817
Shareholder notes payable and bank borrowings                                 473,411        718,772
                                                                          --------------------------
   Total long-term liabilities                                              1,241,763      1,936,589
                                                                          --------------------------

MINORITY INTEREST IN EQUITY OF SUBSIDIARY                                   1,981,002             --
SHAREHOLDERS' EQUITY:
Preferred stock, no par; 10,000,000 shares authorized;
   none issued and outstanding                                                     --             --
Common stock, no par; 40,000,000 shares authorized;
   8,417,314 and 8,300,484 shares issued and outstanding                   12,878,186     12,530,173
Retained earnings                                                          35,967,057     22,421,604
Foreign currency translation adjustment                                      (471,393)        15,746
Unamortized deferred compensation                                                  --        (42,989)
                                                                          --------------------------
   Total shareholders' equity                                              48,373,850     34,924,534
                                                                          --------------------------
TOTAL                                                                     $84,201,101    $64,340,376
                                                                          --------------------------
                                                                          --------------------------


                                                                           18/19

                                                   BARRA, Inc.  and Subsidiaries

CONDENSED CONSOLIDATED STATEMENTS OF INCOME
FOR THE YEARS ENDED MARCH 31, 1997, 1996  AND 1995

                                                                  1997           1996           1995
                                                          ------------------------------------------
OPERATING REVENUES:
Subscription and consulting fees                          $ 73,974,590    $63,267,499    $54,206,652
Electronic brokerage and information                        10,024,091      6,825,654      5,133,521
Asset management                                            20,763,231      7,474,923      4,927,021
                                                          ------------------------------------------
   Total operating revenues                                104,761,912     77,568,076     64,267,194
                                                          ------------------------------------------
OPERATING EXPENSES:
Cost of subscription products                                6,873,860      6,157,684      4,886,206
Compensation and benefits                                   49,665,261     40,570,690     35,530,562
Rent expense                                                 4,263,055      3,869,942      3,647,697
Other operating expenses                                    19,253,106     15,381,819     13,618,237
Merger costs and one-time charges                            1,756,189             --             --
                                                          ------------------------------------------
   Total operating expenses                                 81,811,471     65,980,135     57,682,702
                                                          ------------------------------------------
INTEREST INCOME AND OTHER                                    2,121,871      1,313,102        974,238
                                                          ------------------------------------------

INCOME BEFORE EQUITY IN NET INCOME AND LOSS OF INVESTEES,
   MINORITY INTEREST AND INCOME TAXES                       25,072,312     12,901,043      7,558,730

EQUITY IN NET INCOME AND LOSS OF INVESTEES                    (106,013)      (674,035)      (410,111)

MINORITY INTEREST                                           (1,419,125)      (211,525)      (193,343)
                                                          ------------------------------------------
INCOME BEFORE INCOME TAXES                                  23,547,174     12,015,483      6,955,276
INCOME TAXES                                               (10,001,721)    (5,146,227)    (3,102,309)
                                                          ------------------------------------------

NET INCOME                                                $ 13,545,453    $ 6,869,256    $ 3,852,967
                                                          ------------------------------------------
                                                          ------------------------------------------

PRIMARY NET INCOME PER SHARE                              $       1.45    $      0.78    $      0.46
                                                          ------------------------------------------
                                                          ------------------------------------------

WEIGHTED AVERAGE COMMON AND COMMON EQUIVALENT SHARES         9,334,903      8,817,648      8,297,357
                                                          ------------------------------------------
                                                          ------------------------------------------


BARRA, Inc.  and Subsidiaries

CONDENSED CONSOLIDATED STATEMENTS OF SHAREHOLDERS' EQUITY
FOR THE YEARS ENDED MARCH 31, 1997, 1996 AND 1995


                                                                                             FOREIGN
                                                    COMMON STOCK             UNAMORTIZED    CURRENCY                       TOTAL
                                              -------------------------       DEFERRED     TRANSLATION    RETAINED     SHAREHOLDERS'
                                                SHARES        AMOUNT        COMPENSATION   ADJUSTMENT     EARNINGS        EQUITY
                                              --------------------------------------------------------------------------------------
BALANCE, MARCH 31, 1994                       8,343,764    $13,548,688      $(151,240)     $ 160,421    $11,699,381    $25,257,250
Repurchase of Stock                            (214,500)    (1,545,815)                                                 (1,545,815)
Stock Issued                                     79,200        615,160                                                     615,160
Foreign Currency
   Translation Adjustment                                                                    237,394                       237,394
Deferred Compensation                                                          56,714                                       56,714
Net Income                                                                                                3,852,967      3,852,967
                                              -------------------------------------------------------------------------------------

BALANCE, MARCH 31, 1995                       8,208,464     12,618,033        (94,526)       397,815     15,552,348     28,473,670
Repurchase of Stock                            (240,000)    (3,558,473)                                                 (3,558,473)
Stock Issued                                    332,020      3,470,613                                                   3,470,613
Foreign Currency
   Translation Adjustment                                                                   (382,069)                     (382,069)
Deferred Compensation                                                          51,537                                       51,537
Net Income                                                                                                6,869,256      6,869,256
                                              --------------------------------------------------------------------------------------

BALANCE, MARCH 31, 1996                       8,300,484     12,530,173        (42,989)        15,746     22,421,604     34,924,534
Contractual Share Repurchases
   Rogers, Casey & Associates, Inc.                  --       (800,691)                                                   (800,691)
Repurchase of Stock                              (2,276)       (16,269)                                                    (16,269)
Stock Issued                                    119,106      1,164,973                                                   1,164,973
Foreign Currency
   Translation Adjustment                                                                   (487,139)                     (487,139)
Deferred Compensation                                                          42,989                                       42,989
Net Income                                                                                               13,545,453     13,545,453
                                              --------------------------------------------------------------------------------------

BALANCE, MARCH 31, 1997                       8,417,314    $12,878,186             --      $(471,393)   $35,967,057    $48,373,850
                                              --------------------------------------------------------------------------------------
                                              --------------------------------------------------------------------------------------


                                                                           20/21

                                                   BARRA, Inc.  and Subsidiaries

CONDENSED CONSOLIDATED STATEMENTS OF CASH FLOWS
FOR THE YEARS ENDED MARCH 31, 1997, 1996 AND 1995


                                                                       1997           1996           1995
                                                               ------------------------------------------------------
CASH FLOWS FROM OPERATING ACTIVITIES:
Net income                                                     $ 13,545,453   $  6,869,256   $  3,852,967
Adjustments to reconcile net income to net cash provided
by operating activities:
     Equity in net income and loss of investees                     106,013        674,035        410,111
     Minority interest                                            1,419,125        211,525        193,343
     Depreciation and amortization                                3,229,319      1,706,741      1,750,242
     Amortization of computer software                              386,265        281,065        162,571
     Dividends received from investee                              (226,583)      (207,920)      (345,653)
     Gains on marketable securities                                (455,832)      (330,763)        12,288
     One-time charges--Capitalized software                         448,426             --             --
     Other                                                         (153,065)      (846,469)       588,143
Changes In:
     Trade accounts receivable                                   (4,836,605)    (1,161,102)       415,029
     Related parties receivables                                   (340,503)       314,448        174,871
     Prepaid expenses                                               281,639        440,434        229,880
     Other assets                                                  (719,984)      (571,982)      (505,890)
     Accounts payable, due to related party and
       accrued expenses                                           6,460,594      3,668,027      2,920,751
     Unearned revenues                                               86,162      1,840,555      3,265,790
                                                               ------------------------------------------
Net cash provided by operating activities                        19,230,424     12,887,850     13,124,443
                                                               ------------------------------------------
CASH FLOWS FROM INVESTING ACTIVITIES:
Capital expenditures                                             (3,671,299)    (2,112,568)    (3,344,279)
Short-term investments--net                                      (1,454,491)     2,759,418     (5,374,084)
Investments in municipal debt securities--available for sale    (10,323,459)            --             --
Exercise of BARRA Japan options                                          --        156,969         44,849
Purchase of Japanese model rights                                        --     (4,447,280)            --
Investments in unconsolidated companies:
     Investments                                                   (874,746)        73,002     (1,718,906)
     Dividends received                                             226,583        207,920        345,653
Notes receivable (issued) repaid                                  1,804,869     (1,600,000)            --
Consolidation of Bond Express L.P.--cash acquired                   190,155             --             --
                                                               ------------------------------------------
Net cash used in investing activities                           (14,102,388)    (4,962,539)   (10,046,767)
                                                               ------------------------------------------
CASH FLOWS FROM FINANCING ACTIVITIES:
Repayments of notes payable and lines of credit                  (2,138,294)            --             --
Proceeds from bank borrowings                                            --      1,038,480        868,145
Proceeds from sale of common stock                                1,164,973      1,045,113        615,160
Common stock repurchased                                           (816,960)    (3,558,473)    (1,545,815)
                                                               ------------------------------------------
Net cash used in financing activities                            (1,790,281)    (1,474,880)       (62,510)
                                                               ------------------------------------------
NET INCREASE IN CASH AND CASH EQUIVALENTS                         3,337,755      6,450,431      3,015,166
CASH AND CASH EQUIVALENTS AT BEGINNING OF YEAR                   22,493,363     16,042,932     13,027,766
                                                               ------------------------------------------
CASH AND CASH EQUIVALENTS AT END OF YEAR                       $ 25,831,118   $ 22,493,363   $ 16,042,932
                                                               ------------------------------------------
                                                               ------------------------------------------
OTHER CASH FLOW INFORMATION
Cash paid during the year for:
     Interest                                                  $     95,133   $    177,167   $     51,936
     Income taxes                                                 7,830,285      4,371,168      1,782,681
                                                               ------------------------------------------
                                                               ------------------------------------------
Non-cash investing transactions during the year for:
     Exchange of equity interest in LBIC for debt              $  7,219,458             --             --
     Consolidation of Bond Express:
          Note receivable                                        (2,100,000)            --             --
          Net assets acquired                                     1,139,726             --             --
          Minority interest                                         512,877             --             --
          Goodwill                                                1,473,151             --             --
                                                               ------------------------------------------
                                                               ------------------------------------------


BARRA, Inc.  and Subsidiaries

SELECTED QUARTERLY FINANCIAL DATA
(UNAUDITED)



FISCAL YEAR ENDED MARCH 31, 1997       4TH QUARTER    3RD QUARTER    2ND QUARTER    1ST QUARTER
                                      ---------------------------------------------------------
Total operating revenues               $29,476,948    $27,884,375    $24,473,840    $22,926,749
Total operating revenues
   net of operating expenses             8,836,691      6,982,987      3,035,176      4,095,587
Net income                               4,626,885      4,214,108      1,936,258      2,768,202
Primary net income per share                  0.49           0.45           0.21           0.30


FISCAL YEAR ENDED MARCH 31, 1996       4TH QUARTER    3RD QUARTER    2ND QUARTER    1ST QUARTER
                                      ---------------------------------------------------------
Total operating revenues               $20,717,238    $20,569,774    $18,271,034    $18,010,030
Total operating revenues
   net of operating expenses             3,603,505      2,442,963      2,849,437      2,692,036
Net income                               2,421,174      1,231,038      1,747,987      1,469,057
Primary net income per share                  0.26           0.14           0.20           0.17


Income per share calculations for each of the quarters are based on the primary weighted average common and common equivalent shares outstanding for each period, and the sum of the quarters may not necessarily be equal to the full year income per share amount. There is no significant difference between primary and fully diluted income per share. Quarterly results shown above reflect the combined operations of both BARRA and RogersCasey for all periods presented and include one-time charges of $1,756,189 ($0.11 per share) associated with the merger in the second quarter of fiscal 1997.


MARKET FOR COMPANY'S COMMON EQUITY AND RELATED SHAREHOLDER MATTERS



FISCAL 1996       HIGH       LOW      FISCAL 1997        HIGH       LOW        FISCAL 1998                HIGH       LOW
--------------------------------------------------------------------------------------------------------------------------
First Quarter    11.125     9.250     First Quarter     34.000     19.500      First Quarter             29.750     24.500
Second Quarter   15.750     9.250     Second Quarter    27.000     19.000      (through June 2, 1997)
Third Quarter    17.000    11.750     Third Quarter     28.000     23.250
Fourth Quarter   22.500    15.500     Fourth Quarter    32.500     24.750


As of June 2, 1997, there were approximately 1,600 holders of BARRA's common stock. To date, BARRA has paid no cash dividends on its common stock. The payment of dividends, if any, in the future is within the discretion of the Board of Directors and will depend upon BARRA's capital requirements and financial condition and other relevant factors. The Board of Directors does not intend to declare any dividends in the foreseeable future. On June 2, 1997, the closing price for BARRA on the NMS, as reported by the NMS, was $29.75.

                      *      *      *      *      *      *

Each statement made in this report containing any form of the words "anticipate," "expect," "believe," "future," "will," "on the verge" or "forward" is a forward-looking statement that may involve a number of risk factors and uncertainties. Among other factors that could cause actual results to differ materially are the following: business conditions and other changes in the Company's industry; competitive factors such as rival products and price pressures both domestically and internationally; availability of adequate third-party data on reasonable terms and at reasonable prices; significant delays or excessive costs associated with product research, development, integration and/or introduction; the loss of a large single revenue source; the investment performance of the Company's asset management subsidiary; and fluctuations in U.S. dollar exchange rates for non-U.S. currencies. Further information and potential risk factors that could affect the Company's financial results are included in the Company's Form 10-K for the fiscal year ended March 31, 1997.


                                                                           22/23

                                                   BARRA, Inc.  and Subsidiaries

DIRECTORS

ANDREW RUDD
Chairman and Chief Executive Officer

JOHN F. CASEY
President and Chief Executive Officer of Rogers, Casey & Associates, Inc.

RONALD J. LANSTEIN
Vice Chairman

NORMAN J. LABOE
Of Counsel to Mackenzie & Albritton

M. BLAIR HULL
Managing Principal of Hull Trading Company, LLC

A. GEORGE BATTLE
Senior Fellow, Aspen Institute, and Retired Managing Partner of Market Development, Andersen Consulting


EXECUTIVE OFFICERS

ANDREW RUDD
Chairman, Chief Executive Officer of BARRA, Inc.

DANIEL BECK
Vice President and Director of Fixed Income Services of BARRA, Inc.

KAMAL DUGGIRALA
President of BARRA, Inc.

RONALD N. KAHN
Vice President and Director of Research of BARRA, Inc.

C.E. BECKERS
Senior Vice President of BARRA, Inc. and President of BARRA International, Ltd.

CLAES LEKANDER
Vice President and Director of Equity Services of BARRA, Inc.

ROBERT L. HONEYCUTT
Chief Operating Officer of BARRA, Inc.

MARIA LOUISA HEKKER
General Counsel, Chief Legal Officer and Secretary of BARRA, Inc.

JAMES D. KIRSNER
Chief Financial Officer of BARRA, Inc.

JOHN F. CASEY
President and Chief Executive Officer of Rogers, Casey & Associates, Inc.


CORPORATE INFORMATION

INVESTOR INFORMATION AND FORM 10-K
For financial and general information, or to receive, without charge, a copy of the Company's "Form 10-K" filed with the Securities and Exchange Commission, please contact:

JENNIFER HINCHMAN
Investor Relations
BARRA, Inc.
2100 Milvia Street
Berkeley, California 94704-1113
510.548.5442

AUDITORS
Deloitte & Touche, LLP
700 Fifth Avenue, Suite 4500
Seattle, Washington 98104-5044

ANNUAL MEETING
The annual meeting of shareholders of the Company will be held at BARRA, Inc.
2100 Milvia Street,
Berkeley, California 94704-1113
on July 31, 1997, at 2:00 P.M.

TRANSFER AGENT
Chase Mellon Shareholder Services, LLC
85 Challenger Road
Overpeck Centre
Ridgefield Park, New Jersey 07660

WORLD WIDE WEB SITE
Information on BARRA is also available on the WWW. Our URL is http://www.barra.com.

LEGAL COUNSEL
Maria Louisa Hekker, Esq.
General Counsel
BARRA, Inc.
2100 Milvia Street
Berkeley, California 94704-1113


OFFICES

BERKELEY
BARRA, Inc.
2100 Milvia Street
Berkeley, California 94704-1113
United States
510.548.5442
Fax: 510.548.4374
Fax: 510.548.1709

MONTREAL
BARRA International
185 Dorval Avenue, Suite 106
Dorval, Quebec H9S 5J9
Canada
514.633.6021
Fax: 514.633.1445

CAPE TOWN
BARRA International, Ltd.
1st Floor Colinton House
Norwich Oval
1 Oakdale
Newlands 7700
South Africa
21.683.3245
Fax: 21.683.3267

SAN FRANCISCO
RogersCasey
50 California Street
San Francisco, California 94111
United States
415.438.1000
Fax: 415.438.7970

LONDON
BARRA International, Ltd.
1 Whittington Avenue
London EC3V 1LE
England
0171.283.2255
Fax: 0171.220.7555

YOKOHAMA
BARRA International Japan, Ltd.
YCS Building, 11F, 5-1 Sakae-cho
Kanagawa-ku, Yokohama 221
Japan
045.451.6161
Fax: 045.451.6221

NEW YORK
BARRA, Inc.
535 Madison Avenue, 17th Floor
New York, New York 10022
United States
212.508.4100
Fax: 212.508.4199

FRANKFURT
BARRA International, Ltd.
GoethestraBe 5
D-60313 Frankfurt
Germany
069.28.17.00
Fax: 069.28.37.00

HONG KONG
BARRA International, Ltd.
Unit C2, 21st Floor
United Centre
95 Queensway
Hong Kong
2521.3083
Fax: 2537.1375

DARIEN
RogersCasey
One Parklands Drive
Darien, Connecticut 06820
United States
203.656.5900
Fax: 203.656.2233

PARIS
BARRA International, Ltd.
35, rue des Mathurins
75008 Paris
France
1.42.66.90.51
Fax: 1.42.66.90.42

SYDNEY
BARRA International, Ltd.
Level 14
9 Castlereagh Street
Sydney, NSW 2000
Australia
2.9223.9333
Fax: 2.9233.1666

COPYRIGHT COPY RIGHTS 1997 BARRA, INC.

                                   [BACK PAGE]