Form 10-K, Exhibit 13
period 1998-03-31
BARRA INC /CA
filed 1998-06-25
CIK 878483

                                                                    Exhibit 13.1







BARRA ANNUAL REPORT
                                      [PICTURES]
                                                                            1998

2    Letter to the Shareholders

5    Analytics

7    Consulting

9    Investment Data Products

11   Trading Services

13   Asset Management

14   Financial Highlights

15   Condensed Financial Results


FINANCIAL HIGHLIGHTS


SELECTED FINANCIAL DATA                                              FISCAL YEAR ENDING MARCH 31
-------------------------------------------------------------------------------------------------------------------
                                                  1998            1997           1996           1995           1994
Operating revenues                        $137,377,327    $104,761,912    $77,568,076    $64,267,194    $55,492,890

Operating expenses                         109,778,782(1)   81,811,471(1)  65,980,135     57,682,702     48,906,384

Minority interest in net income             (8,438,143)     (1,419,125)      (211,525)      (193,343)       (52,694)

Net income                                   7,908,602      13,545,453      6,869,256      3,852,967      3,859,981

Income per share--diluted(2)              $       0.55(1) $       0.97(1) $      0.52    $      0.31    $      0.30


Total assets                              $121,460,106    $ 84,201,101    $64,340,376    $52,380,659    $41,950,889

Current liabilities                         47,222,544      32,604,486     27,479,253     20,492,078     14,201,227

Deferred taxes and other liabilities         1,486,362       1,241,763      1,936,589      2,404,603      1,605,698

Minority interest                            2,000,217       1,981,002             --      1,010,308        886,714

Shareholders' equity                      $ 70,750,983    $ 48,373,850    $34,924,534    $28,473,670    $25,257,250

Note 1: Operating expenses for 1998 and 1997 include one-time acquisition charges of $9,914,000 ($0.70 per share) and $1,756,189 ($0.07 per share), respectively.

Note 2: All share and per share amounts above and throughout this Annual Report reflect a 3-for-2 stock split effective September 1997.

OUR PURPOSE


In 1975, BARRA pioneered the application of portfolio theory. Our quantitative approach to investing revolutionized the investment community, and the tools we developed provided a common language that investment professionals could use to communicate. As a result, our analytical and consulting services have become integral to the success of the world's largest investment managers, traders, asset sponsors, insurance and banking professionals, and consultants.

We are committed to providing the latest in theoretical advances to the investment community, but the effects of our services go far beyond our institutional client base. In the end, individuals trust institutions with their investments because they have plans...to retire, buy homes, start businesses, educate children, enjoy life.

In selecting an institution--whether it is a bank, a broker or an insurance company--people find comfort in the knowledge that they have selected an institution that is going to make the right investment decisions. With BARRA tools, our clients can make those decisions with confidence.

We deliver our services through five distinct yet complementary divisions:
Institutional Analytics, for our core risk models, software and other electronic applications; Consulting, for expert advice and customized solutions; Investment Data Products, for value-added delivery of financial data; Trading Services, for electronic crossing networks and decision support tools for broker/dealers; and Asset Management, for portfolio management.


                                      [PICTURES]

BARRA provides the institutional investment community with the most comprehensive set of investment and trading solutions available worldwide.

LETTER TO THE SHAREHOLDERS


The global asset management industry is booming--there is evidence everywhere. Investors are taking a global view of investing. Notwithstanding the market's ups and downs, assets under management have increased dramatically. Cross-border mergers have produced a number of giant financial service providers. Increasing competition among asset managers has spawned a proliferation of investment products and services. Investment data and information to be analyzed grow daily, and the sensitivity to risk/reward issues has never been greater.

BARRA's businesses enable clients worldwide to make superior investment and trading decisions. We are in the path of industry growth and change, fueling the tremendous demand and opportunity for our products and services. During the past twenty-three years, we have evolved to meet the needs of our clients, and this approach has proved to be increasingly successful. Our experience and market leadership have brought us to the right place at the right time.

Fiscal 1998 was another year of record revenues and earnings before one-time acquisition charges. Our total revenues grew to $137 million, a 31 percent increase over the previous year. Our net income before one-time acquisition charges was $18 million, a 22 percent increase over the comparable number for the year before. We achieved a return on beginning shareholders' equity of 37 percent. We accomplished these excellent financial results while continuing to invest heavily in future products and services and strategic acquisitions.

We continue to be the global market leader in the sophisticated high-end investment analytics business. Including the revenues from the acquisition of Global Advanced Technology Corporation (GAT), we had analytics revenues of $74 million, an increase of 31 percent, and another record year in terms of sales and total number of clients. We have a unique global franchise in this business and we intend to defend and strengthen our leadership position. We will do this by continuing the flow of new products and product enhancements and by expanding into new markets around the world. This coming year we plan particular emphasis on improving and integrating our U.S. fixed income analytics products. Our market-leading equity analytics business, and a strong fixed income business, put us in the unparalleled position of being able to offer a one-stop shop for portfolio management around the world.

Revenues from our consulting businesses grew this year to $20 million, an increase of 21 percent. Exciting opportunities exist for us to provide new value-added services in this business and to provide outsourcing investment services to pension sponsors. In addition, our talented professionals are exploring new opportunities to work with clients worldwide to make their businesses more successful and to deal with particularly sophisticated risk issues. In November we announced the development of the BARRA Total Plan Risk system, the first such tool available designed to analyze the risk of a portfolio with multi-asset-class holdings.

Revenues in our electronic trading business increased 21 percent during the year. Since January 1998, volumes in the POSIT electronic system have been at all-time record levels and have averaged over 20 million shares a day. There are significant new opportunities to expand this system, both within and outside of the U.S.

Our asset management business, carried out primarily by Symphony Asset Management, LLC (Symphony), our jointly owned subsidiary, had over $2.2 billion under direct management at year end. Our asset management revenues for the year topped $28 million. Symphony's business has been very successful after only four years of operations. The four principals of Symphony own fifty percent of the business and they are highly motivated to drive their success to even higher levels.

Although gathering and processing investment data has been a BARRA core competence for as long as the company has been in business, BARRA officially entered the investment data products business in the year just ended. In October we made a strategic acquisition of the premier earnings estimate business outside of the U.S.--The Estimate Directory, a unit of Edinburgh Financial Publishing--and we have combined this business with others to form a new data products division. This business will allow us to provide data products to existing clients and will help us extend our franchise into new markets.

Since the Internet will become an increasingly important part of the distribution mechanism for these data and other BARRA products, we have also made two strategic investments in other companies that are in the Internet financial information distribution business. Just recently we also announced the first of several equity services available via the Internet.

For all of these past and planned achievements, I would like to thank BARRA's more than 700 employees worldwide whose hard work is responsible for our success. And I would also like to thank our Board of Directors for their counsel during this period of great opportunity for us.

Our plans for taking advantage of the opportunities in each of our business areas are very ambitious. Over two-thirds of our revenue this year came from products, services and businesses that either didn't yet exist, were in development, or were in a startup phase just four years ago. We are, therefore, committed to continuing to invest in tomorrow's successes.

/s/ Andrew Rudd

ANDREW RUDD, Chairman and Chief Executive Officer

                                           [GRAPHIC]

ANALYTICS


BARRA's original business of institutional portfolio analytics continues to be the company's largest division. Our products meet the diverse needs of plan sponsors, broker/dealers and fixed income and equity investment managers worldwide, helping them to make better trading and investment decisions.

This fiscal year was marked by continued growth in sales of existing equity and fixed income products, as well as by the acquisition of GAT in June 1997. GAT's client base positions BARRA for a market presence in fixed income analytics on a par with its long-time leadership in equity analytics.

In our U.S. equity analytics business, we released the industry's first multiple-factor, nonlinear transaction cost model to forecast and control U.S. equity transaction costs. We completed a major upgrade of our flagship U.S. equity model, to reflect the major changes in the stock market and economy. We also continued to invest internationally, launching risk modeling efforts in Mexico, Brazil and Hong Kong.

In our fixed income analytics business, we focused on integrating GAT's products into our comprehensive fixed income product line. New Windows-based analytical products were released to analyze portfolio risk and exposure. Coverage for our market-leading Global Risk Manager was substantially increased to over 180,000 global bonds.


                                      [PICTURES]

Delivery of BARRA analytics has progressed from our original mainframe platform to our current Windows-Registered Trademark- NT-Registered Trademark- emphasis.

The Internet has become an important distribution channel for BARRA products, with continuing investment planned to improve client satisfaction and reduce costs.

                                           [GRAPHIC]

CONSULTING


The dramatic growth of the investment industry, coupled with a variety of complex investment vehicles, has created a significant demand for expert advice and customized solutions.

Our consulting services combine BARRA's industry knowledge and analytics expertise to address the increasing array of investment and business issues faced by pension sponsors, investment managers, banks and insurance companies.

Our investment consulting unit, BARRA RogersCasey, Inc., designs, implements and monitors the investment programs of pension plans and other sponsors of institutional assets worldwide.

Investment consulting draws on BARRA's research into capital markets, investment managers and portfolio theory to deliver customized investment programs as well as specialized multi-manager structures.

BARRA's Enterprise Wide Risk Management Services unit focuses on the rapidly growing risk management needs of global financial institutions. In December 1997 we launched the first multi-asset-class risk management system, Total Plan Risk, designed for pension plans and investment managers.

The BARRA Strategic Consulting Group provides a wide range of business solutions to the largest investment managers in the U.S. and Europe. In 1997 we created our Investment Integrity Service, which provides objective diagnostics on investment products and investment processes.

Finally, our Fixed Income Consulting Group delivers advanced research, valuation and risk management solutions to banks and insurance companies.


                                      [PICTURES]

Consulting has always been an integral part of BARRA's history.

To keep pace with our clients' increasingly complex needs we have broadened our consulting beyond quantitative analysis to include management and pension consulting.

                                           [GRAPHIC]

INVESTMENT DATA PRODUCTS


In 1997 BARRA launched an Investment Data Products (IDP) unit to develop and market a variety of data-intensive and analytical services aimed at extending BARRA's reach beyond its traditional user base to areas where data is of primary importance.

The acquisition in October of two businesses from Edinburgh Financial Publishing, The Estimate Directory (TED) and Directus, signified BARRA's commitment to this business area. With a global client base of more than 4,000 users, IDP will focus on the Internet and associated technology to distribute BARRA's services to a broader base of users.

The IDP unit delivers products via the Internet, packaged software and third-party distributors. Current products offered by this division include a database of institutional manager performance data, a global database of analyst earnings estimates, a database of U.K. company director share dealings and an online listing of fixed income security offerings.


                                      [PICTURES]

The process of gathering data to make investment decisions has grown increasingly labor-intensive.

BARRA offers investment data via Windows and Internet-based delivery mechanisms to help investment professionals screen, download and manipulate data more efficiently.

                                           [GRAPHIC]

TRADING SERVICES


For many years BARRA has distributed equity risk models to broker/dealers to facilitate program trading, arbitrage, principal bid activities and trading floor risk control. In 1997 we accelerated our standardization of offerings on the Windows NT platform, taking advantage of the increasing popularity of that operating system in the brokerage community.

BARRA offers electronic crossing networks and decision support tools to broker/dealers worldwide: POSIT, a joint venture with Investment Technology Group (ITG), continues to be BARRA's highest margin business. Volume through POSIT, the world's largest intraday equity crossing network, surpassed three billion shares in 1997, and by the end of fiscal year 1998 was averaging approximately 20 million shares per day. We also collaborated with ITG on versions of POSIT for non-U.S. stock markets. For fixed income broker/dealers, BARRA co-developed with Prebon Yamane a crossing network for Forward Rate Agreements (FRAs).


                                     [PICTURES]

Trading environments require instant information at all times to avert disaster and enhance returns.

BARRA analytics and crossing systems provide a critical competitive edge to traders and brokers.

                                           [GRAPHIC]

ASSET MANAGEMENT


In 1994 BARRA launched Symphony Asset Management, Inc., a natural extension of its former Active Strategies Group, to provide a host of asset management services to pension funds, university endowments and foundations, mutual fund distributors outsourcing asset management and qualified individuals.

Growth in assets under management, revenues and earnings exceeded expectations. A partnership between the principals of Symphony and BARRA, Symphony Asset Management, LLC (Symphony), continues to combine the discipline of quantitative methods with the insights of more traditional fundamental research. Headquartered in San Francisco, California, Symphony offers a variety of investment products designed to add substantial value above the relevant benchmark while controlling risk.

Created to focus on multi-advisor strategies and investment outsourcing in 1982, the BARRA RogersCasey Asset Services Group is currently responsible for over a billion dollars in multiple-manager investment programs. The group combines BARRA RogersCasey's considerable manager research expertise with sophisticated quantitative processes to create innovative products.


                                     [PICTURES]

Asset management's explosive growth has moved far beyond its origins.

Data-intensive, process-driven management systems are essential for investment and trading success in today's markets.

FINANCIAL HIGHLIGHTS


                                       [GRAPHIC]

CONDENSED FINANCIAL RESULTS

15   Independent Auditors' Report

16   Condensed Consolidated Balance Sheets

18   Condensed Consolidated Statements
     of Income

19   Condensed Consolidated Statements
     of Shareholders' Equity

20   Condensed Consolidated Statements
     of Cash Flows

22   Selected Quarterly Financial Data

23   Market for Company's Common Equity
     and Related Shareholder Matters

INDEPENDENT AUDITORS' REPORT

[LETTERHEAD]

TO THE BOARD OF DIRECTORS AND SHAREHOLDERS
BARRA, INC.
BERKELEY, CALIFORNIA



We have audited the consolidated balance sheets of BARRA, Inc. (the "Company") and subsidiaries as of March 31, 1998 and 1997, and the related consolidated statements of income, shareholders' equity and cash flows for each of the three years in the period ended March 31, 1998. Such consolidated financial statements and our report thereon dated April 24, 1998 (June 17, 1998 as to Note 14), expressing an unqualified opinion (which are not included herein), are presented in the Company's Annual Report on Form 10-K, which are incorporated by reference in the Proxy Statement for the 1998 annual meeting of shareholders. The accompanying condensed consolidated financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on such condensed consolidated financial statements in relation to the complete consolidated financial statements.

In our opinion, the information set forth in the accompanying condensed consolidated balance sheets as of March 31, 1998 and 1997 and the related condensed consolidated statements of income, shareholders' equity and of cash flows for each of the years in the three-year period ended March 31, 1998 is fairly stated in all material respects in relation to the basic consolidated financial statements from which it has been derived.


/s/ Deloitte & Touche LLP

APRIL 24, 1998

CONDENSED CONSOLIDATED BALANCE SHEETS
as of March 31, 1998 and 1997



ASSETS                                                                                                    1998           1997
                                                                                                  ---------------------------
CURRENT ASSETS:
Cash and cash equivalents                                                                          $33,673,314    $25,831,118
Short-term investments                                                                               8,294,394      5,421,841
Investment in municipal debt securities--available for sale                                          6,265,204     10,323,459
Accounts receivable:
   Subscription and other (Less allowance for doubtful accounts of $169,183 and $135,732)           18,152,071     13,414,937
   Asset management                                                                                  2,449,324      2,107,638
   Related parties                                                                                   3,855,057      3,017,164
Note receivable                                                                                             --      5,419,474
Prepaid expenses                                                                                     1,965,819        400,187
                                                                                                  ---------------------------
   Total current assets                                                                             74,655,183     65,935,818
                                                                                                  ---------------------------
INVESTMENTS IN UNCONSOLIDATED COMPANIES                                                              2,128,532        445,644
PREMISES AND EQUIPMENT:
Computer and office equipment                                                                       16,447,653     12,432,023
Furniture and fixtures                                                                               5,006,947      3,064,574
Leasehold improvements                                                                               6,677,300      2,503,776
                                                                                                  ---------------------------
   Total premises and equipment                                                                     28,131,900     18,000,373
Less accumulated depreciation and amortization                                                     (13,513,701)    (9,739,519)
                                                                                                  ---------------------------
                                                                                                    14,618,199      8,260,854

DEFERRED TAX ASSETS                                                                                  2,282,522      1,038,374
COMPUTER SOFTWARE
(Less accumulated amortization of $1,051,275 and $548,263)                                           1,544,704        536,442
OTHER ASSETS                                                                                         1,463,824      1,219,350
GOODWILL
(Less accumulated amortization of $3,215,801 and $1,585,124)                                        24,767,142      6,764,619
                                                                                                  ---------------------------
                                                                                                  $121,460,106    $84,201,101
                                                                                                  ---------------------------
                                                                                                  ---------------------------

LIABILITIES AND SHAREHOLDERS' EQUITY                                                                      1998           1997
                                                                                                  ---------------------------
CURRENT LIABILITIES:
Accounts payable                                                                                  $  2,223,129    $ 2,748,572
Due to related party                                                                                 1,079,199        707,266
Accrued expenses payable:
   Accrued compensation                                                                              9,663,688      7,186,875
   Accrued corporate income taxes                                                                    4,884,113      3,533,677
   Other accrued expenses                                                                            7,211,705      5,761,211
Shareholder notes payable                                                                                   --        239,611
Unearned revenues                                                                                   22,160,710     12,427,274
                                                                                                  ---------------------------
   Total current liabilities                                                                        47,222,544     32,604,486
                                                                                                  ---------------------------

LONG-TERM LIABILITIES:
Deferred tax liabilities                                                                             1,486,362        768,352
Shareholder notes payable                                                                                   --        473,411
                                                                                                  ---------------------------
   Total long-term liabilities                                                                       1,486,362      1,241,763
                                                                                                  ---------------------------

MINORITY INTEREST                                                                                    2,000,217      1,981,002


SHAREHOLDERS' EQUITY:
Preferred stock, no par; 10,000,000 shares authorized; none issued and outstanding                          --             --
Common stock, no par; 40,000,000 shares authorized; 13,675,388 and 12,625,971
   shares issued and outstanding                                                                    27,831,335     12,878,186
Retained earnings                                                                                   43,875,659     35,967,057
Foreign currency translation adjustment                                                               (956,011)      (471,393)
                                                                                                  ---------------------------
   Total shareholders' equity                                                                       70,750,983     48,373,850
                                                                                                  ---------------------------
                                                                                                  $121,460,106    $84,201,101
                                                                                                  ---------------------------
                                                                                                  ---------------------------

CONDENSED CONSOLIDATED STATEMENTS OF INCOME for the Years Ended March 31, 1998, 1997 and 1996

                                                                                           1998           1997           1996
                                                                                   ------------------------------------------
OPERATING REVENUES:
Subscription and consulting fees                                                   $ 97,159,573   $ 73,974,590   $ 63,267,499
Electronic brokerage and information                                                 12,143,142     10,024,091      6,825,654
Asset management                                                                     28,074,612     20,763,231      7,474,923
                                                                                   ------------------------------------------
   Total operating revenues                                                         137,377,327    104,761,912     77,568,076
                                                                                   ------------------------------------------
OPERATING EXPENSES:
Cost of subscription products                                                         7,266,183      6,873,860      6,157,684
Compensation and benefits                                                            62,143,333     49,665,261     40,570,690
Rent expense                                                                          5,461,718      4,263,055      3,869,942
Other operating expenses                                                             24,993,548     19,253,106     15,381,819
One-time acquisition charges                                                          9,914,000      1,756,189             --
                                                                                   ------------------------------------------
   Total operating expenses                                                         109,778,782     81,811,471     65,980,135
                                                                                   ------------------------------------------
INTEREST INCOME AND OTHER                                                             1,876,915      2,121,871      1,313,102

INCOME BEFORE EQUITY IN NET INCOME AND LOSS OF INVESTEES,
   MINORITY INTEREST AND INCOME TAXES                                                29,475,460     25,072,312     12,901,043

EQUITY IN NET INCOME AND LOSS OF INVESTEES                                             (376,725)      (106,013)      (674,035)

MINORITY INTEREST                                                                    (8,438,143)    (1,419,125)      (211,525)
                                                                                   ------------------------------------------
INCOME BEFORE INCOME TAXES                                                           20,660,592     23,547,174     12,015,483
INCOME TAXES                                                                        (12,751,990)   (10,001,721)    (5,146,227)
                                                                                   ------------------------------------------

NET INCOME                                                                         $  7,908,602   $ 13,545,453   $  6,869,256
                                                                                   ------------------------------------------
                                                                                   ------------------------------------------

NET INCOME PER SHARE:
   Basic                                                                           $       0.59   $       1.08   $       0.56
   Diluted                                                                         $       0.55   $       0.97   $       0.52

WEIGHTED AVERAGE COMMON AND COMMON EQUIVALENT SHARES:
   Basic                                                                             13,300,198     12,524,678     12,350,849
   Diluted                                                                           14,264,565     14,002,355     13,226,472


CONDENSED CONSOLIDATED STATEMENTS OF SHAREHOLDERS' EQUITY for the Years Ended March 31, 1998, 1997 and 1996

                                                                                      FOREIGN
                                              COMMON STOCK            UNAMORTIZED    CURRENCY
                                        -------------------------      DEFERRED     TRANSLATION     RETAINED
                                          SHARES        AMOUNT       COMPENSATION    ADJUSTMENT     EARNINGS    TOTAL EQUITY
                                        -------------------------------------------------------------------------------------
BALANCE, MARCH 31, 1995                 12,312,696   $12,618,033        ($94,526)      $397,815    $15,552,348    $28,473,670
                                        -------------------------------------------------------------------------------------
Repurchase of Stock                       (360,000)   (3,558,473)                                                  (3,558,473)
Stock Issued                               498,030     3,470,613                                                    3,470,613
Foreign Currency Translation Adjustment                                                (382,069)                     (382,069)
Deferred Compensation                                                     51,537                                       51,537
Net Income                                                                                           6,869,256      6,869,256

                                        -------------------------------------------------------------------------------------
BALANCE, MARCH 31, 1996                 12,450,726    12,530,173         (42,989)        15,746     22,421,604     34,924,534
                                        -------------------------------------------------------------------------------------
Contractual Share
   Repurchases-RogersCasey                      --      (800,691)                                                    (800,691)
Repurchase of Stock                         (3,414)      (16,269)                                                     (16,269)
Stock Issued                               178,659     1,164,973                                                    1,164,973
Foreign Currency Translation Adjustment                                                (487,139)                     (487,139)
Deferred Compensation                                                     42,989                                       42,989
Net Income                                                                                          13,545,453     13,545,453

                                        -------------------------------------------------------------------------------------
BALANCE, MARCH 31, 1997                 12,625,971    12,878,186              --       (471,393)    35,967,057     48,373,850
                                        -------------------------------------------------------------------------------------
Repurchase of Stock                        (28,194)     (814,056)                                                    (814,056)
Stock Issued                             1,077,611    12,605,745                                                   12,605,745
Tax Benefit from Option Exercises                      3,161,460                                                    3,161,460
Foreign Currency Translation Adjustment                                                (484,618)                     (484,618)
Net Income                                                                                           7,908,602      7,908,602

                                        -------------------------------------------------------------------------------------
BALANCE, MARCH 31, 1998                 13,675,388   $27,831,335              --      ($956,011)   $43,875,659    $70,750,983
                                        -------------------------------------------------------------------------------------

CONDENSED CONSOLIDATED STATEMENTS OF CASH FLOWS for the Years Ended March 31, 1998, 1997 and 1996

                                                                            1998           1997           1996
                                                                     -----------------------------------------
CASH FLOWS FROM OPERATING ACTIVITIES:
Net income                                                           $ 7,908,602    $13,545,453    $ 6,869,256
Adjustments to reconcile net income to net cash provided
by operating activities:
   Equity in net income and loss of investees                            376,725        106,013        674,035
   Minority interest                                                   8,438,143      1,419,125        211,525
   Depreciation and amortization                                       5,106,295      3,229,319      1,706,741
   Amortization of computer software                                     541,193        386,265        281,065
   Dividends received from investee                                           --       (226,583)      (207,920)
   Gains on marketable securities                                       (573,000)      (455,832)      (330,763)
   One-time acquisition charges                                        9,914,000        448,426             --
   Other                                                                 (28,531)      (153,065)      (846,469)
Changes In:
   Accounts receivable--Subscription and other                        (3,308,280)    (3,630,374)    (1,161,102)
   Accounts receivable--Asset management                                (341,686)    (1,206,231)            --
   Accounts receivable--Related parties                                 (837,893)      (340,503)       314,448
   Prepaid expenses                                                     (469,044)       281,639        440,434
   Other assets                                                         (178,755)      (719,984)      (571,982)
   Accounts payable, due to related party and accrued expenses         4,149,545      6,460,594      3,668,027
   Unearned revenues                                                   2,359,051         86,162      1,840,555
                                                                     -----------------------------------------
Net cash provided by operating activities                            $33,056,365    $19,230,424    $12,887,850
                                                                     -----------------------------------------
                                                                     -----------------------------------------

                                                                                           1998           1997           1996
                                                                                    -----------------------------------------
CASH FLOWS FROM INVESTING ACTIVITIES:

Capital expenditures                                                                ($8,857,657)   ($3,671,299)   ($2,112,568)
Short-term investments sold (purchased)--net                                         (2,299,553)    (1,454,491)     2,759,418
Sale (purchase) of investments in municipal debt securities--available for sale, net  4,058,255    (10,323,459)            --
Exercise of BARRA Japan options                                                              --             --        156,969
Purchase of Japanese model rights                                                            --             --     (4,447,280)
Acquisitions--cash paid                                                             (14,491,154)            --             --
Investments in unconsolidated companies                                              (1,852,888)      (874,746)            --
Dividends received                                                                           --        226,583        207,920
Notes receivable (issued) repaid                                                      5,419,474      1,804,869     (1,600,000)
Other investing activities, net                                                              --        190,155         73,002
                                                                                    -----------------------------------------
Net cash used in investing activities                                               (18,023,523)   (14,102,388)    (4,962,539)
                                                                                    -----------------------------------------
CASH FLOWS FROM FINANCING ACTIVITIES:

Repayments of notes payable and lines of credit                                        (713,022)    (2,138,294)            --
Cash payments to minority shareholders                                               (8,403,446)            --             --
Proceeds from bank borrowings                                                                --             --      1,038,480
Proceeds from sale of common stock                                                    2,739,878      1,164,973      1,045,113
Common stock repurchased                                                               (814,056)      (816,960)    (3,558,473)
                                                                                    -----------------------------------------
Net cash used in financing activities                                                (7,190,646)    (1,790,281)    (1,474,880)
                                                                                    -----------------------------------------
NET INCREASE IN CASH AND CASH EQUIVALENTS                                             7,842,196      3,337,755      6,450,431

CASH AND CASH EQUIVALENTS AT BEGINNING OF YEAR                                       25,831,118     22,493,363     16,042,932
                                                                                    -----------------------------------------
CASH AND CASH EQUIVALENTS AT END OF YEAR                                            $33,673,314    $25,831,118    $22,493,363
                                                                                    -----------------------------------------
                                                                                    -----------------------------------------

OTHER CASH FLOW INFORMATION:

Cash paid during the year for:
   Interest                                                                         $    64,209    $    95,133    $   177,167
   Income taxes                                                                       6,947,963      7,830,285      4,371,168

SELECTED QUARTERLY FINANCIAL DATA (unaudited)


FISCAL YEAR ENDED MARCH 31, 1998                                     4TH QUARTER    3RD QUARTER    2ND QUARTER    1ST QUARTER(1)
                                                                     --------------------------------------------------------
Total operating revenues                                             $36,276,808    $42,759,864    $31,234,193    $27,106,462
Total operating revenues net of operating expenses                     9,485,782     14,521,913      6,956,504     (3,365,654)
Net income (loss)                                                      4,839,558      5,657,600      3,673,451     (6,262,007)
Net income (loss) per share--diluted                                        0.33           0.39           0.25          (0.49)


FISCAL YEAR ENDED MARCH 31, 1997                                     4TH QUARTER    3RD QUARTER    2ND QUARTER(1) 1ST QUARTER
                                                                     --------------------------------------------------------
Total operating revenues                                             $29,476,948    $27,884,375    $24,473,840    $22,926,749
Total operating revenues net of operating expenses                     8,836,691      6,982,987      3,035,176      4,095,587
Net income                                                             4,626,885      4,214,108      1,936,258      2,768,202
Net income per share--diluted                                               0.33           0.30           0.14           0.20


Income per share calculations for each of the quarters are based on the weighted average common and common equivalent shares outstanding for each period, and the sum of the quarters may not necessarily be equal to the full year income per share amount. Loss per share is calculated based on the weighted average common shares outstanding for the period, excluding all common equivalent shares.

Note 1:
Quarterly financial data reflects one-time acquisition charges of $9,914,000 ($0.74 per share) in the first quarter of fiscal 1998 and $1,756,189 ($0.07 per share) in the second quarter of fiscal 1997.

MARKET FOR COMPANY'S COMMON EQUITY AND RELATED SHAREHOLDER MATTERS



FISCAL 1997               HIGH     LOW            FISCAL 1998           HIGH    LOW        FISCAL 1999               HIGH    LOW
-----------------------------------------------------------------------------------------------------------------------------------
First Quarter           22.667     13.000         First Quarter       22.000    16.333     First Quarter           29.000    19.875

Second Quarter          18.000     12.667         Second Quarter      28.500    21.170     (through June 8, 1998)

Third Quarter           18.667     15.500         Third Quarter       29.625    23.250

Fourth Quarter          21.667     16.500         Fourth Quarter      28.500    22.000


On June 8, 1998, there were approximately 3,800 holders of BARRA's common stock. To date, BARRA has paid no cash dividends on its common stock. The payment of dividends, if any, in the future is within the discretion of the Board of Directors and will depend upon BARRA's capital requirements and financial condition and other relevant factors. The Board of Directors does not intend to declare any dividends in the foreseeable future. As of June 8, 1998, the closing price for BARRA on the Nasdaq National Market System (NMS), as reported by the NMS, was $23.188. The share prices above reflect a 3-for-2 stock split effective September 1997.

                        / /    / /    / /    / /    / /

Each statement made in this report containing any form of the words "plan," "will," "commit," "intend" or any future verb tense is a forward-looking statement that may involve a number of risk factors and uncertainties. Among other factors that could cause actual results to differ materially are the following: the investment performance of and the timing of performance fee determination dates for the company's asset management subsidiaries; availability of adequate third-party data on reasonable terms and at reasonable prices; significant delays or excessive costs associated with product research, development and/or introduction; the loss of a large single revenue source; fluctuations in U.S. dollar exchange rates for non-U.S. currencies; the ability of software and data to accommodate date changes after December 31,1999; and the adoption of the euro currency. Further information on potential factors that could affect the company's financial results is included in the company's annual report on Form 10-K for the 1998 fiscal year (10-K) filed with the Securities and Exchange Commission (SEC).

Management's Discussion and Analysis of financial condition and results of operations, BARRA's consolidated financial statements, and certain other information regarding BARRA's business are set forth in the form 10-K. It is suggested that this report be read in conjunction with the form 10-K.

DIRECTORS AND EXECUTIVE OFFICERS


DIRECTORS

ANDREW RUDD
Chairman and Chief Executive Officer, BARRA, Inc.

RONALD J. LANSTEIN
Vice Chairman, BARRA, Inc.

NORMAN J. LABOE
Of Counsel to Mackenzie & Albritton, LLP

M. BLAIR HULL
Managing Principal of Hull Trading Company, LLC

A. GEORGE BATTLE
Senior Fellow, Aspen Institute,
and Retired Managing Partner
of Market Development, Andersen Consulting

JOHN F. CASEY
Chairman, BARRA RogersCasey, Inc.

EXECUTIVE OFFICERS

ANDREW RUDD
Chairman and Chief Executive Officer, BARRA, Inc.

KAMAL DUGGIRALA
President, BARRA, Inc.

C. E. BECKERS
President of BARRA International, Ltd.,
President, Institutional Analytics
and Senior Vice President of BARRA, Inc.

ROBERT L. HONEYCUTT
Chief Operating Officer, BARRA, Inc.

JAMES D. KIRSNER
Chief Financial Officer, BARRA, Inc.

MARIA LOUISA HEKKER
General Counsel, Chief Legal Officer
and Secretary of BARRA, Inc.

ANDREW HUDDART
President of Investment Data Products
and Senior Vice President of BARRA, Inc.

DANIEL BECK
Vice President of Business Development, BARRA, Inc.

RONALD N. KAHN
Senior Managing Director of Research
and Vice President of BARRA, Inc.

CLAES LEKANDER
Senior Managing Director of Equity Product Development and Vice President of BARRA, Inc.

CORPORATE INFORMATION


INVESTOR INFORMATION AND FORM 10-K

FOR FINANCIAL AND GENERAL INFORMATION, OR TO RECEIVE, WITHOUT CHARGE, A COPY OF THE COMPANY'S FORM 10-K FILED WITH THE SECURITIES AND EXCHANGE COMMISSION, PLEASE CONTACT:

Jennifer Hinchman
Investor Relations
BARRA, Inc.
2100 Milvia Street
Berkeley, California 94704-1113
Telephone: 510.548.5442


ANNUAL MEETING
The annual meeting of shareholders
of the Company will be held at
BARRA, Inc.
2100 Milvia Street
Berkeley, California 94704-1113
on August 5, 1998, at 2:00 P.M.


AUDITORS

Deloitte & Touche LLP
50 Fremont Street
San Francisco, California 94105


TRANSFER AGENT
Chase Mellon Shareholder Services, LLC
Overpeck Centre
85 Challenger Road
Ridgefield Park, New Jersey 07660
www.chasemellon.com


WORLD WIDE WEB SITE
Information on BARRAis also
available at www.barra.com.

OFFICES


BERKELEY

BARRA, Inc.
2100 Milvia Street
Berkeley, California 94704-1113
United States
510.548.5442
Fax: 510.548.4374

FRANKFURT

BARRA International, Ltd.
Goethestrasse 5
D-60313 Frankfurt
Germany
069.28.17.00
Fax: 069.28.37.00

MONTREAL

BARRA International
774 Decarie North, Suite 300
St-Laurent, Quebec H4L 3L5
Canada
514.855.0606
Fax: 514.855.0060

SAN FRANCISCO

Symphony Asset Management, LLC
555 California Street, Suite 2975
San Francisco, California 94104
United States
415.676.4000
Fax: 415.676.2480

CAPE TOWN

BARRA International, Ltd.
1st Floor Colinton House
Norwich Oval, 1 Oakdale Road
Newlands 7700 South Africa
21.683.3245
Fax: 21.683.3267

HONG KONG

BARRA International, Ltd.
Unit C2, 21st Floor
United Centre
95 Queensway
Hong Kong
2521.3083
Fax: 2537.1375

NEW YORK

BARRA, Inc.
Wall Street Plaza
88 Pine Street, 2nd Floor
New York, New York 10005
United States
212.785.9630
Fax: 212.785.9639

SINGAPORE

BARRA International, Ltd.
15B Circular Road
Singapore 049371
435.0430
Fax: 438.1736

DARIEN

BARRA RogersCasey, Inc.
One Parklands Drive
Darien, Connecticut 06820
United States
203.656.5900
Fax: 203.656.2233

LONDON

BARRA International, Ltd.
75 King William Street
London EC4N 7BE
United Kingdom
0171.283.2255
Fax: 0171.220.7555

PARIS

BARRA International, Ltd.
35, rue des Mathurins
75008 Paris
France
1.42.66.90.51
Fax: 1.42.66.90.42

SYDNEY

BARRA International, Ltd.
Level 14
9 Castlereagh Street
Sydney, NSW 2000
Australia
2.9223.9333
Fax: 2.9233.1666

EDINBURGH

BARRA (U.K.), Ltd.
124/125 Princes Street
Edinburgh EH2 4BD
United Kingdom
0131.473.7070
Fax: 0131.473.7080

MEXICO CITY

BARRA, Inc.
Insurgentes Sur 1796 Piso 8
Col Florida
Mexico, D.F. 01030
Mexico
5.662.0960
Fax: 5.662.2675

SAN FRANCISCO

BARRA RogersCasey
Asset Services Group, Inc.
50 California Street, Suite 3030
San Francisco, California 94111
United States
415.438.1000
Fax: 415.438.7970

YOKOHAMA

BARRA International (Japan), Ltd.
YCS Building, 11F, 5-1 Sakae-cho
Kanagawa-ku, Yokohama 221
Japan
045.451.6161
Fax: 045.451.6221

                                        [LOGO]











                                    www.barra.com