Form 10-K405, Exhibit 13
period 1999-03-31
BARRA INC /CA
filed 1999-06-29
CIK 878483

                                                                    Exhibit 13.1

                                      1999




                                      BARRA




                                     ANNUAL




                                     REPORT

FINANCIAL HIGHLIGHTS



SELECTED FINANCIAL DATA

                                                                         FISCAL YEAR ENDING MARCH 31
                                              1999              1998               1997              1996           1995
Operating revenues                       $158,058,738       $137,377,327       $104,761,912       $77,568,076    $64,267,194
Operating expenses                        126,983,612(1)     109,778,782(1)      81,811,471(1)     65,980,135     57,682,702
Minority interest in net income            (8,073,424)        (8,438,143)        (1,419,125)         (211,525)      (193,343)
Net income                                 13,009,078(1)       7,908,602(1)      13,545,453(1)      6,869,256      3,852,967
Income per share--diluted(2)             $       0.89(1)    $       0.55(1)    $       0.97(1)    $      0.52    $      0.31

Total assets                             $143,089,207       $121,460,106       $ 84,201,101       $64,340,376    $52,380,659
Current liabilities                        51,617,719         47,222,544         32,604,486        27,479,253     20,492,078
Deferred taxes and other liabilities        1,398,162          1,486,362          1,241,763         1,936,589      2,404,603
Minority interest                           1,868,254          2,000,217          1,981,002              --        1,010,308
Shareholders' equity                     $ 88,205,072       $ 70,750,983         48,373,850       $34,924,534    $28,473,670

Note 1: Operating expenses for 1999 include charges of $3,990,276 ($.27 per share) for the write-off of goodwill and capitalized software development costs. Operating expenses for 1998 and 1997 include one-time acquisition related charges of $9,914,000 ($.70 per share) and $1,756,189 ($.07 per share) respectively.

Note 2: All share and per share amounts reflect a 3-for-2 stock split effective September 1997.















This annual report contains forward-looking statements. For more information identifying those statements and the factors that could cause actual results to differ, please see the enclosed Form 10-K Part I, Item I, "Risk Factors" and
Part II, Item 7, "Management's Discussion and Analysis of Financial Condition and Results of Operations."

TO OUR SHAREHOLDERS




In spite of some significant challenges, we have just completed another very profitable year. Our revenues for the fiscal year ended March 31, 1999 were over twice what they were just three years ago. Excluding one-time charges, our net income was almost two-and-a-half times our income three years ago. Our equity and global fixed income analytics businesses and our electronic trading joint venture both continued to have strong growth in revenues and profits. Also, our asset management business increased its assets under management by half a billion dollars.

We, however, like many others, saw a slowdown in our business in Asia and we had extra expense associated with making changes to our software in preparation for the year 2000. Our single country fixed income products continued to be unprofitable, and market conditions caused our asset management performance fee revenues to be lower than in the prior year.

The balance of this letter discusses the significant developments in each of our businesses. It also provides some insight into recent significant decisions that we think will have a very positive impact on the future of our company.

ANALYTICS AND CONSULTING

Today we serve over 2500 clients worldwide who collectively are responsible for more than $10 trillion in investment assets. These clients include nine of the top ten pension plan sponsors in the United States, the top ten largest investment managers in the world, and many of the largest securities dealers in the U.S. and abroad.

We continue to deliver new and enhanced products and services for these markets. Most recently we pioneered research into market impact, the price change that can sometimes result when relatively large share positions are traded. This research resulted in a new product for both "buyside" and "sellside" traders. We have released a new equity performance measurement product and we have further integrated our suite of equity products to improve ease of use. We have also refocused our fixed income product development agenda to concentrate on our successful global and enterprise risk management products. As part of this process, we recently decided to discontinue unprofitable single country fixed income product offerings for the U.S. and Canada.

Organic growth and consolidation among the world's largest asset managers has created the demand for large enterprise risk management systems that cover all asset classes and all major worldwide markets. Senior managers at these very large firms need to control fiduciary risk, understand global exposures, be confident of the integrity of the strategies behind their products and above all, avoid surprises. The future of investment analytics will require a consistent analysis at both the portfolio and aggregate firm-wide levels. We are uniquely positioned to provide these solutions. We have almost 25 years experience in the risk management business. We offer a robust set of solutions with global asset coverage across all asset classes, and we have superior research, education and consulting services. Our recent acquisition of the Redpoint Software business has given us the ability to provide the data integration needed to link asset holdings with risk management software. Our initial projects in this area have demonstrated our ability to deliver these systems and we believe that this is the next significant area of expansion for our institutional analytics business.

INVESTMENT DATA PRODUCTS

Just over a year and a half ago, as a natural extension of our analytics business, we hired professionals with experience in the investment data business and consolidated a number of our data products into a new division. This new group has focused on improving the infrastructure supporting the products, adding screening and analytics tools, and expanding third party distribution agreements. Most importantly, this group is migrating most of its products to the Internet, and we are poised to launch important new products in our earnings estimates and manager returns businesses. We invested approximately $6 million, or 24 cents per share, in building this business during the year just ended. We have announced that we are seeking outside strategic investors for this business because we think this is the best way to accelerate development and take advantage of promising opportunities in the financial information Internet business.

ASSET MANAGEMENT

Our asset management business primarily consists of our 50 percent ownership in Symphony Asset Management, LLC. Symphony's assets under direct management have grown 23 percent to $2.7 billion and asset based fees have grown 28 percent during the last year. Although assets under management were up, performance based fees were down 28 percent from the year before. We believe that this was more a case of exceptional returns in the prior year and unusual market conditions than any failure of the investment strategies in the current year. This represented a decrease of just over $4 million in performance fee revenue and was significant to our results. However, the business has now had 12 consecutive quarters where performance fees for beating benchmarks have been recognized. Symphony has an outstanding reputation for performance with the market neutral strategies that make up the major portion of its business.

ELECTRONIC TRADING

Royalties from our POSIT electronic trading joint venture increased 54 percent over the previous year. These revenues are directly related to increased trading volumes in the system. More institutional investors are making use of this electronic crossing network every day, thereby creating increased liquidity and demand for use of the system. During the year, POSIT licensed its trading technology to a European joint venture that has had a very promising start. Although our share of the revenues have not been significant to date, this new use of POSIT in the European markets represents the potential for increased revenues to us in the future.

MORE INFORMATION

Our annual report on Form 10-K is enclosed. It contains a comprehensive description of our business, our financial results and other information you should know about the company. The SEC has recently encouraged companies to use "plain English" for some regulatory filings. We actively endorse this drive toward wider understanding of financial and business reporting, so the enclosed 10-K represents our voluntary attempt at this more reader-friendly format.

LOOKING FORWARD

In March of this year I announced the decision to expand BARRA's management team by beginning a search for a new CEO. There is a natural division between my roles as CEO and Chairman. I will continue to do my best to advance BARRA's interests around the world, consult with clients, and lead some research projects, and the new CEO will ensure that we efficiently execute on our strategy and align the company to achieve further growth.

Our plans for the coming year can be summed up in one word -- focus. First and foremost we will focus on the core analytics businesses. We have decided to reduce the number of our fixed income initiatives, we are seeking strategic investors in our data products business, we are committed to continuing to improve our equity analytics business and we plan to pursue enterprise risk management opportunities aggressively.

BARRA is truly a unique company with a very strong market position based on almost 25 years of building an industry that we helped invent. Today we have more than 750 employees worldwide who give us the intellectual power to deliver the very best products and services to our clients. I thank each of them for their hard work and commitment to making BARRA the industry leader.



/s/ Andrew Rudd
Andrew Rudd, Chairman and Chief Executive Officer

Corporate Information


INVESTOR INFORMATION AND FORM 10-K

For financial and general information, or to receive, without charge, a copy of BARRA's filings with the Securities and Exchange Commission, please contact:

Jennifer Hinchman
Investor Relations
BARRA, Inc.
2100 Milvia Street
Berkeley, California 94704-1113
Telephone: 510.548.5442


ANNUAL MEETING

BARRA's annual meeting of shareholders will be held at:
The Claremont Resort
41 Tunnel Road
Berkeley, California 94705
on August 4, 1999 at 2:00 P.M.


AUDITORS

Deloitte & Touche LLP
50 Fremont Street
San Francisco, California 94105


TRANSFER AGENT

Chase Mellon Shareholder Services, LLC
Overpeck Centre
85 Challenger Road
Ridgefield Park, New Jersey 07660


WORLD WIDE WEB SITE

Information on BARRA is also
available on the worldwide web at
www.barra.com.

AMERICAS


BERKELEY

BARRA, Inc.
2100 Milvia Street
Berkeley, California 94704
United States
510.548.5442
Fax:510.548.4374


DARIEN

BARRA RogersCasey, Inc.
One Parklands Drive
Darien, Connecticut 06820
United States
203.656.5900
Fax: 203.656.2233


EDISON

BARRA, Inc.
110 Fieldcrest Avenue, 4th floor
Edison, New Jersey 08837
United States
732.346.1700
Fax: 732.346.0800


MEXICO CITY

BARRA, Inc.
Insurgentes Sur 1796 Piso 8
Colonia Florida
Mexico, D.F. 01030
Mexico
5.662.2622
Fax: 5.662.2675


MONTREAL

BARRA International
774 Decarie Boulevard North, Suite 300
St-Laurent, Quebec H4L 3L5
Canada
514.855.0606
Fax: 514.855.0060


NEW YORK

BARRA, Inc.
Wall Street Plaza
88 Pine Street, 2nd Floor
New York, New York 10005
United States
212.785.9630
Fax: 212.785.9639


RIO DE JANEIRO

BARRAconsult, Ltda.
Avenida Luis Carlos Prestes 410 Sala 310
Barra de Tijuca
Rio de Janeiro CEP 22775-050
Brazil
21.430.9515
Fax: 21.430.9587


SAN DIEGO

BARRA, Inc.
7220 Trade Street, Suite 315A
San Diego, California 92121
Untied States
619.578.7300
Fax: 619.689.2346


SAN FRANCISCO

Symphony Asset Management, LLC
555 California Street, Suite 2975
San Francisco, California 94104
United States
415.676.4000
Fax: 415.676.2480


WESTBOROUGH

BARRA, Inc.
1500 West Park Drive, Suite 370
Westborough, Massachusetts 01581
United States
508.870.0070
Fax: 508.870.0090


EUROPE | AFRICA


CAPE TOWN

BARRA International, Ltd.
1st Floor Colinton House
Norwich Oval, #1 Oakdale Road
Newlands 7700
South Africa
21.683.3245
Fax: 21.683.3267


EDINBURGH

BARRA (U.K.), Ltd.
10-12 Young Street
Edinburgh EH2 4JB
United Kingdom
0131.473.7070
Fax: 0131.473.7080


FRANKFURT

BARRA International, Ltd.
Goethestra(beta)e 5
Frankfurt D-60313
Germany
069.28.17.00
Fax: 069.28.37.00


LONDON

BARRA International, Ltd.
75 King William Street
London EC4N 7BE
United Kingdom
0171.283.2255
Fax: 0171.220.7555


PARIS

BARRA International, Ltd.
35, rue des Mathurins
Paris 75008
France
1.42.66.90.51
Fax: 1.42.66.90.42


ASIA | PACIFIC


HONG KONG

BARRA International, Ltd.
Unit C2, 21st Floor
United Centre
95 Queensway
Hong Kong
2521.3083
Fax: 2537.1375


SINGAPORE

BARRA International, Ltd.
15B Circular Road
Singapore 049371
435.0430
Fax: 438.1736


SYDNEY

BARRA International, Ltd.
Level 14
9 Castlereagh Street
Sydney, NSW 2000
Australia
2.9223.9333
Fax: 2.9233.1666


YOKOHAMA

BARRA International (Japan), Ltd.
YCS Building, 11F, 5-1 Sakae-cho
Kanagawa-ku, Yokohama 221-0052
Japan
045.451.6161
Fax: 045.451.6221

                                      BARRA






                                  www.barra.com