Form 10-K405, Exhibit 13
period 2000-03-31
BARRA INC /CA
filed 2000-06-28
CIK 878483

Financial Highlights

                                                                                 Fiscal Years Ending March 31
SELECTED FINANCIAL DATA                    /-----------------------------------------------------------------------------
                                          /
-----------------------------------------/    2000            1999              1998             1997             1996


Operating revenues                      $ 186,549,000    $ 158,059,000     $ 137,377,000    $ 104,762,000    $ 77,568,000

Operating expenses                        137,677,000(1)   126,984,000(1)    109,779,000(1)    81,811,000(1)   65,980,000

Minority interest in net income           (15,824,000)      (8,073,000)       (8,438,000)      (1,419,000)        212,000

Net income                                 23,436,000(1)    13,009,000(1)      7,909,000(1)    13,545,000(1)    6,869,000

Income per share-diluted(2)                     $1.60(1)        $ 0.89(1)         $ 0.55(1)        $ 0.97(1)      $  0.52



Total assets                            $ 168,762,000    $ 143,089,000     $ 121,460,000    $  84,201,000    $ 64,340,000

Current liabilities                        67,695,000       51,618,000        47,223,000       32,604,000      27,479,000

Deferred taxes and other liabilities        1,994,000        1,398,000         1,486,000        1,242,000       1,937,000

Minority interest                           2,287,000        1,868,000         2,000,000        1,981,000               -

Shareholders' equity                    $  96,786,000    $  88,205,000     $  70,751,000    $  48,374,000    $ 34,925,000


Note 1: Operating expenses for 2000 include restructuring charges of $9,024,000 ($.39 per diluted share). Operating expenses for
        1999 include charges of $3,990,000 ($.27 per diluted share) for the write-off of goodwill and capitalized software development costs. Operating expenses for 1998 and 1997 include one-time acquisition related charges of $9,914,000 ($.70 per diluted share) and $1,756,000 ($.07 per diluted share) respectively.

Note 2: All per share amounts reflect a 3-for-2 stock split effective September 1997.

This annual report contains forward-looking statements. For more information identifying those statements and the factors that could cause actual results to differ, please see the enclosed Form 10-K Part I, Item I, "Risk Factors" and Part II, Item 7,
"Management's Discussion and Analysis of Financial Condition and Results of Operations."


                                       [GRAPHIC]

To Our Stockholders

By any measure, the fiscal year ended March 2000 was a major transition year for BARRA. Our strong business results in the midst of this transition bear testimony to the fundamental strength of our franchise. In many ways, we have now set the stage for what should be the best year in BARRA's history.

We began the year with a strategic review of our business and made several important decisions aimed at unlocking the value of our core and ventures businesses. We executed on these decisions with single-minded focus over the course of the year. The end result of these actions is that we are strongly positioned to execute on our chosen strategy.

That strategy is twofold:

- In our core business, to maintain our position of market leadership in providing risk management systems for investment professionals, both for portfolio risk management and enterprise risk management.

- In our ventures business, to leverage innovative ideas that stem from our core research and development by working with partners who bring complementary skills. Our current ventures portfolio has two major successes, Symphony Asset Management and POSIT, and others in various stages of incubation and development.

To set the stage for this strategy, early in the year we discontinued certain single country fixed income products because we believed we were unlikely to attain our growth and profitability targets in those products. Our fixed income capabilities are now positioned around a very successful global fixed income product and broad fixed income coverage for enterprise risk applications.

Around mid-year we transitioned to a new management team and Kamal assumed the role of chief executive officer with a strong mandate to implement the necessary changes that would focus BARRA on the most profitable opportunities.

Over the second half of the year we executed on three important decisions. First, to organize the firm into two lines of business - BARRA Core and BARRA Ventures.

This important change allows us to focus and create value in each business. We have defined specific benchmarks

                                   [GRAPHIC]


for each business in order to make that value visible to our shareholders. Our shareholders will also have noticed that our segment financial reporting is now aligned to be consistent with this objective.

Second, we refocused BARRA Core on risk management tools for portfolio management and enterprise risk management. These we believe represent our core competence, and our goal is to maintain undisputed market leadership in this business.

Third, we moved to a consolidated global sales and client service organization that can provide a deeper bench of investment and technology professionals to support our broad product line. This resulted in the closure of our offices in Montreal, Paris, Singapore and Westborough.

In the midst of these significant changes, we scored major business wins. We recorded 65 percent growth in enterprise risk subscription revenues and closed the largest client contract in our history in the March quarter. Our major Y2K initiative drew to a successful close in March, and we fully expect to benefit not only from the expense reduction but increased capacity in our research and development resources.

BARRA Core revenues for the year increased while headcount was down 20 percent, leading to significant margin improvement. The last fiscal quarter showed pretax margins of 19 percent which is great progress towards our stated goal of 20 percent Core margins for this coming year.

With regard to BARRA Ventures, Symphony Asset Management had a spectacular year in terms of asset growth as well as fund performance. Assets under management grew 90 percent to $4.2 billion, and Symphony's revenues increased 82 percent to $47 million. Symphony revenues derived from exceeding performance benchmarks were the principal reason that BARRA posted an all time record quarter in December 1999. Our POSIT joint venture with ITG, Inc. continues to deliver impressive results. Trading volume in the POSIT system set new records last year and our royalty revenues grew 17 percent over the prior year. With regard to the other businesses under development in our Ventures portfolio, we do not expect them to have a material impact on our financial performance in the near term. These ventures collectively operated at break-even last year and we expect this year's results to be at least as good as last year.

As we look forward, the unprecedented boom in the asset management industry, coupled with increased market volatility, places a premium on professional management of investment risk. BARRA's risk management technology is acknowledged as the industry standard in the institutional investment business. Hence, we expect to be the primary beneficiary of the strong trend towards risk management as standard practice across all segments of the asset management industry.

Our world class team of research and data professionals analyze data from more than 100 sources world-wide and deliver up-to-date risk measures for securities in all of the major capital markets. We are the only provider of comprehensive global coverage across asset classes backed by local client support in all of the world's major financial centers.

Our software applications for portfolio risk management, the BARRA Aegis System-TM- for equity investors and the BARRA Cosmos System-TM- for fixed income, have established themselves as market leaders in every major capital market. We have leveraged our core competence in investment risk technology to develop an enterprise risk management application, the BARRA TotalRisk System-TM-, targeted at the large multi-product investment firms. The rapid pace of consolidation among asset managers continues to create mega investment firms whose business needs demand an enterprise application such as TotalRisk. We believe that enterprise risk management will represent a key avenue of growth in the coming years and reinforce our position as the provider of choice to the large investment firms.

The last fiscal year has been an important stepping stone towards our next phase of growth. We would like to express our thanks and deep appreciation to our clients and employees for their support, confidence and commitment. BARRA is a unique franchise with a wealth of intellectual capital, talented employees and a global blue-chip client base. We have all of the ingredients to capitalize on the opportunities presented by the ongoing changes in the financial services industry. We know how to lead, how to innovate, and most important, how to empower our clients to make superior investment decisions.

With our renewed focus, strong execution and a favorable business environment we are now poised to deliver what we believe will be the best year in BARRA's twenty-five year history.


 /s/ D. Kamal Duggirala                           /s/ Andrew Rudd

Kamal Duggirala, President and                   Andrew Rudd, Chairman
Chief Executive Officer

                                  [GRAPHIC]



Continued innovation

The 1990s have seen unprecedented growth and change in the investment management industry. Estimates now suggest that there are more than $20 trillion in assets under management world-wide. The explosive growth in assets, rapid integration of the world's financial markets and major advances in information technology have created a complex environment for institutional investors. These trends in the investment environment have resulted in increased demand for proven risk management systems that enable investment managers to pro-actively manage investment and business risk. Chief among the priorities for BARRA is continued innovation -- to find new and advanced ways to deliver risk management technology enabling investment professionals to make the very best investment decisions. Over the past 25 years, the world's top financial institutions have consistently relied on BARRA's risk management systems as integral to their investment process. We understand the challenges faced by our clients. Our mission is to provide the most comprehensive set of risk management solutions available.

                                   [GRAPHIC]

                                   [GRAPHIC]

The industry standard

Our research into the world's financial markets and investment products is recognized throughout the asset management industry for its thought leadership. This commitment to research helps us develop and enhance our proprietary risk models which serve as the backbone of our products. These models, combined with flexible software applications, allow us to deliver the most comprehensive risk management systems available. For portfolio managers looking to measure and proactively manage the risks of their investment strategy, we provide a set of solutions that is unparalleled. BARRA's approach to risk management has become the industry standard for institutional investing.

                                   [GRAPHIC]

                                   [GRAPHIC]

The next generation of risk management systems

In the last few years we have witnessed tremendous growth in our marketplace. Increased market volatility has caused investment managers to become more aware of risk. Rapid growth in assets under management coupled with industry consolidation has created mega investment firms that operate on a global scale. Not only are there more people within our existing client organizations who require access to our risk management technology, but the very largest firms require solutions that will allow them to aggregate and manage investment risk across the entire firm. For BARRA, these factors have created an opportunity to develop and deliver the next generation of mission critical risk management systems. Our enterprise risk management products enable organizations to implement oversight and quality control over a large-scale investment operation.

                                   [GRAPHIC]

                                   [GRAPHIC]



Leveraging core research and development

As an extension of our core business, we partner with organizations who can leverage our core research and development into new lines of business. Each of our venture businesses is set up as a separate entrepreneurial entity with BARRA as a strategic investor. BARRA typically contributes financial and intellectual capital, data, software and business services to each enterprise. Each venture is led by a highly motivated management team with a unique core competence. Several of these ventures are significant contributors to our consolidated revenues, net income and overall enterprise value.

                                    [GRAPHIC]

                                   increasing
                                   shareholder
                                      value

Symphony Asset Management

BARRA RogersCasey

BARRAStrategic Consulting Group

POSIT-Registered Trademark-

BARRAGlobal Estimates-TM-

BondExpress

Data Downlink

Financial Highlights

                      [GRAPHIC]           [GRAPHIC]


                      [GRAPHIC]           [GRAPHIC]

Corporate Information

                           Investor Information and Form 10-K

                           For financial and general information, or to receive, without charge, a copy of BARRA's filings with the Securities and Exchange Commission, please contact:

                           Investor Relations
                           BARRA, Inc.
                           2100 Milvia Street
                           Berkeley, California 94704-1113
                           Telephone: 510.649.4546


                           Annual Meeting

                           BARRA's annual meeting of its stockholders will be held at:
                           BARRA, Inc.
                           2100 Milvia Street
                           Berkeley, California 94704-1113
                           on August 3, 2000 at 2:00 P.M.


                           Auditors

                           Deloitte & Touche LLP
                           50 Fremont Street
                           San Francisco, California 94105


                           Transfer Agent

                           Chase Mellon Shareholder Services, LLC
                           Overpeck Centre
                           85 Challenger Road
                           Ridgefield Park, New Jersey 07660


                           World Wide Web Site

                           Information on BARRA is also
                           available on the world wide web at
                           www.barra.com

Offices


-----------------------------------------------------------------------------------------------------------------------------------
BERKELEY (Global Headquarters)       EDISON                               NEW YORK                    MEXICO CITY
2100 Milvia Street                   Raritan Plaza One                    Wall Street Plaza           Insurgentes Sur 1796 Piso 8
Berkeley, California 94704           110 Fieldcrest Avenue                88 Pine Street, 2nd Floor   Colonia Florida
United States                        4th Floor                            New York, New York 10005    Mexico, D.F. 01030
510.548.5442                         Edison, New Jersey 08837             United States               Mexico
Fax:510.548.4374                     732.346.1700                         212.785.9630                5.662.2622
                                     Fax: 732.346.0880                    Fax: 212.785.9639           Fax: 5.662.2675


RIO DE JANEIRO                       London                               Frankfurt                   Cape Town
Avenida Luis Carlos Prestes          75 King William Street               Goethestra(beta)e 5         1st Floor Colinton House
410 Sala 310                         London EC4N 7BE                      Frankfurt D-60313           Norwich Oval, #1 Oakdale Road
Barra de Tijuca                      United Kingdom                       Germany                     Newlands 7700
Rio de Janeiro CEP 22775-050         020.7283.2255                        069.28.17.00                South Africa
Brazil                               Fax: 020.7220.7555                   Fax: 069.28.37.00           21.683.3245
21.430.9515                                                                                           Fax: 21.683.3267
Fax: 21.430.9587


Hong Kong                            Tokyo                                Sydney
Unit C2, 21st Floor                  1-18-16 Hamamatsucho, Minato-ku,     Level 14
United Centre                        Sumitomo Hamamatsucho Building       9 Castlereagh Street
95 Queensway                         7th Floor                            Sydney, NSW 2000
Hong Kong                            Tokyo 105-0013 Japan                 Australia
2521.3083                            81.3.5402.4153                       2.9223.9333
Fax: 2537.1375                       Fax: 81.3.5402.4154                  Fax: 2.9233.1666

-----------------------------------------------------------------------------------------------------------------------------------


Venture Offices

-----------------------------------------------------------------------------------------------------------------------------------
BARRA Global Estimates               BARRA RogersCasey, Inc.              BARRA Strategic             Bond Express
BARRAInternational, Ltd.             One Parklands Drive                  Consulting Group            Wall Street Plaza
10-12 Young Street                   Darien, Connecticut 06820            Three Parklands Drive       88 Pine Street
Edinburgh EH2 4JB                    United States                        Darien, Connecticut 06820   New York, New York 10005
Scotland                             203.656.5900                         United States               United States
0131.473.7070                        Fax: 203.656.2233                    203.656.5900                800.373.9478
Fax: 0131.473.7080                   www.barrarogerscasey.com             Fax: 203.656.2270           Fax: 212.804.1521
www.barra.com                                                             www.barrascg.com            www.bondexpress.com


DATA DOWNLINK                        POSIT                                Symphony Asset Management, LLC
Wall Street Plaza                    ITG, Inc.                            555 California Street, Suite 2975
88 Pine Street                       380 Madison Avenue                   San Francisco, California 94104
New York, New York 10005             New York, New York 10017             United States
United States                        United States                        415.676.4000
212.363.9620                         212.444.6300                         Fax: 415.676.2480
Fax: 212.363.9630                    Fax: 212.444.6295                    www.symphonyasset.com
www.datadownlink.com                 www.itginc.com
-----------------------------------------------------------------------------------------------------------------------------------