Form 10-K, Exhibit 13
period 2001-03-31
BARRA INC /CA
filed 2001-06-28
CIK 878483

                                                                    EXHIBIT 13.1

                              2001 ANNUAL REPORT

                                     PROOF


                                               Barra

Through continuous innovation over its 25-year history, Barra has established itself as the market leader in delivering risk management tools to investment professionals worldwide. The Company's mission is to empower its clients to make well-informed, strategic investment decisions with confidence. Headquartered in Berkeley, California, Barra has offices in all major financial centers around the world.

The demonstration of proof in mathematics and logic is the process by which truths are uncovered. Using the building blocks of axioms and postulates, mathematicians propose theorems about those truths, then undertake rigorous analysis to prove them. When they are successful, new possibilities of achievement are opened up for all who follow.

So it is in the world of investing, where proof of a company's success is likewise subject to the intense scrutiny of quantitative analysis. In this case, however, by the investing public.

Such analysis of Barra's business performance in fiscal year 2001 revealed that we were able to exceed all of the major financial and operational goals we had set for ourselves. Not only did this performance solidify Barra's reputation as the industry leader, it strongly positioned the Company for continued success in a growing market.

                             HEREIN LIES THE PROOF.

                                    -PROOF-


                                In the year 2001

Financial Highlights

                                                         FISCAL YEARS ENDING MARCH 31
                                          -----------------------------------------------------------
SELECTED FINANCIAL DATA                       2001                   2000                   1999
-----------------------                   -------------          -------------          -------------
Operating revenues                        $ 224,418,000          $ 186,549,000          $ 158,059,000

Operating expenses                          140,457,000(1)         137,677,000(1)         126,984,000(1)

Minority interest in net income             (18,816,000)           (15,824,000)            (8,073,000)

Net income                                   45,302,000(1)          23,436,000(1)          13,009,000(1)

Income per share--diluted(2)              $        2.01(1)       $        1.07(1)       $        0.59(1)

Total assets                              $ 226,412,000          $ 168,762,000          $ 143,089,000

Current liabilities                          67,968,000             67,695,000             51,618,000

Deferred taxes and other liabilities          2,468,000              1,994,000              1,398,000

Minority interest                             1,249,000              2,287,000              1,868,000

Stockholders' equity                      $ 154,727,000          $  96,786,000          $  88,205,000

                                              FISCAL YEARS ENDING MARCH 31
                                          ------------------------------------
SELECTED FINANCIAL DATA                       1998                   1997
-----------------------                   -------------          -------------
Operating revenues                        $ 137,377,000          $ 104,762,000

Operating expenses                          109,779,000(1)          81,811,000(1)

Minority interest in net income              (8,438,000)            (1,419,000)

Net income                                    7,909,000(1)          13,545,000(1)

Income per share--diluted(2)              $        0.37(1)       $        0.65(1)

Total assets                              $ 121,460,000          $  84,201,000

Current liabilities                          47,223,000             32,604,000

Deferred taxes and other liabilities          1,486,000              1,242,000

Minority interest                             2,000,000              1,981,000

Stockholders' equity                      $  70,751,000          $  48,374,000


Note 1: Operating expenses for 2001 include a loss on the sale of the Global Estimates business of $1,064,000 ($.03 per diluted share). Operating expenses for 2000 include restructuring charges of $9,024,000 ($.26 per diluted share). Operating expenses for 1999 include charges of $3,990,000 ($.18 per diluted share) for the write-off of goodwill and capitalized software development costs. Operating costs for 1998 and 1997 include onetime acquisition-related charges of $9,914,000 ($.47 per diluted share) and $1,756,000 ($.06 per diluted share), respectively.

Note 2: All per-share amounts reflect 3-for-2 stock splits effective December 2000 and September 1997.

              100% of key financial and operational goals were met

Segment Contribution

       FY 2000 REVENUES        FY 2001 REVENUES          FY 2000 EPS       FY 2001 EPS
       ----------------        ----------------          -----------       -----------
         [PIE CHART]             [PIE CHART]             [PIE CHART]       [PIE CHART]

This annual report contains forward-looking statements. For more information identifying those statements and the factors that could cause actual results to differ, please see the enclosed Form 10-K Part I, Item 1, "Risk Factors," and
Part II, Item 7, "Management's Discussion and Analysis of Financial Condition and Results of Operations."

Fellow shareholders,

We started fiscal year 2001 with a very clear goal: to demonstrate the value of Barra's core business, which in combination with our portfolio of successful joint ventures makes it a unique investment opportunity. I am very pleased to report that the year ended March 2001 was indeed the best year in Barra's 25-year history, with record results across all of our major businesses.

Our core business led the way with spectacular operating performance, and our principal ventures, Symphony Asset Management and POSIT, had strong results as well. We achieved these results by maintaining a very clear focus on growth and profitability, and by aligning our resources to this end.

CORE BUSINESS REVIEW

In our core business, Barra is the market leader in providing portfolio and enterprise risk management tools that enable investment professionals worldwide to make superior investment decisions.

We entered fiscal year 2001 with stated goals of 20 percent revenue growth and 20 percent pretax margin aggressive targets relative to results in the prior year of 13 percent and 12 percent, respectively. We ended the year with revenue growth right on target at 20 percent and a pretax margin of 29 percent. More important, recurring subscription revenues, which account for over 90 percent of core revenues, increased 24 percent for the year. These results are especially gratifying considering that our clients faced a challenging environment with increased volatility and a sharp decline in the equity markets.

We attribute these stellar results to three areas of substantial year-over-year improvements. First, we had record sales of our portfolio risk management product line, fueled by strong demand as well as significant increases in sales productivity. This was the first year that we operated as an integrated global sales organization that draws on market intelligence and best practices from our sales teams around the world.

Second, our strategic push into enterprise risk management gained significant traction with a 130 percent increase in annualized subscription revenues year over year. We are especially pleased to have secured two of the largest pension funds in the world as clients for our enterprise risk system: The California Public Employees' Retirement System, with assets totaling more than $165 billion; and ABP in Europe, with more than (Euro)150 billion in assets under management.

Third, we had major gains in productivity across the board and ended the year with revenue per employee in excess of $250,000 a statistic that puts us among the most profitable growth companies.

VENTURES

With regard to our principal ventures, Symphony Asset Management, LLC had another strong year and produced revenue growth of 32 percent. Assets under management increased by $300 million and stood at $4.4 billion at year end. At the end of the fiscal year, we announced that Barra and the principals of Symphony had decided to explore strategic alternatives for the future of the Symphony business. As a result of this evaluation, on June 15, 2001, we signed a definitive agreement to sell Symphony Asset Management to The John Nuveen Company.

Our POSIT joint venture saw revenue growth of 11 percent despite an unsettled trading environment in the equity markets. Of special note is the fact that the June 2000 quarter was the best quarter in POSIT's 14-year history, and the March 2001 quarter was the second best ever.

LOOKING AHEAD

From a strategic perspective, the key driver of growth for the core business is the accelerating adoption rate for risk management tools in all segments of the asset management industry. This increased adoption applies not only to the vast number of asset managers who do not use these tools today, but also to our existing client base where the usage of Barra tools is typically confined to a few specialists. In this regard, the recent increase in market volatility reinforces the need for all investment professionals to carefully manage the risks in their portfolios in order to produce more dependable results.

During this fiscal year we transitioned to a business model that serves two distinct segments. The first segment consists of approximately 200 large investment firms, the megafirms, while the second segment is made up of several thousand midsize-to-small firms. With the megafirms, we anticipate continued consolidation as these firms seek global scale in products and distribution channels. Our goal in this segment is to become a strategic supplier of risk management technology that drives firmwide risk management practices at these organizations. Today, with fewer than 10 strategic relationships that generate over $2.5 million in recurring revenue per client, we see ample room for growth especially for our enterprise risk solution.

With regard to the broader market of investment professionals, our goal is to make Barra's portfolio risk tools accessible through new software technology that offers greater ease of use. We believe that every professional managing at least $100 million in assets is, for competitive reasons, increasingly likely to adopt a more rigorous approach to balancing risk and return in the investment process. To further this strategy, we have been making significant new investments in developing a Web-based Application Service Provider model for our portfolio risk products. We are currently at peak investment on this strategic product initiative and expect to launch this product line in fiscal year 2003.

As an indication of the momentum in the core business, note that in the fiscal year ended March 2000 our earnings mix was 23 percent from the core business and 77 percent from Ventures. By comparison, in fiscal 2001 the core business delivered 45 percent of consolidated earnings, a 200 percent increase over the prior year. Our primary strategic goal is to grow the core business to be the dominant contributor of revenues and earnings based on a stable, recurring revenue model. With our strong operating results and a great balance sheet, with over $150 million in cash and no debt, we are well positioned to take advantage of potential acquisition opportunities that would advance the core strategy.

Looking to the new fiscal year ending March 2002, our financial goals for the core business are 20 percent revenue growth and 30 percent operating margin. We are optimistic that our recurring revenue model, combined with the sales momentum from last year, will deliver this growth despite an uncertain market environment. And our geographic diversification, with over 60 percent of core revenues coming from non-U.S. clients, helps us in this regard.

In summary, the fiscal year just ended was clear evidence that Barra's core business has reinvented itself to deliver growth and profitability through an unwavering focus on our core competence in investment risk management.

On behalf of the Board of Directors and our entire crew of talented employees worldwide, we thank you for your continued interest in Barra.

Sincerely,

/s/ KAMAL DUGGIRALA                              /s/ ANDREW RUDD

Kamal Duggirala                                  Andrew Rudd
President and Chief Executive Officer            Chairman of the Board of
                                                 Directors

                               [GRAPHIC OMMITED]



                               [GRAPHIC OMMITED]

                                DEMAND for risk
                              management tools WILL
                                    CONTINUE
                                     TO GROW

While the axiom "The greater the risk, the greater the reward" (and its corollary, "...and the greater the potential for loss") applies to virtually every field of human endeavor, perhaps nowhere is it more true than in the world of investing.

With the unprecedented generation of wealth over the past two decades, the asset management business has evolved from a cottage industry to a major segment of the global financial services industry. Concurrent with this trend has been the increasing responsibility on the part of institutional investors--those who manage the vast majority of the world's assets on behalf of corporate and public retirement plans, mutual funds and more--to understand and manage investment risk with greater precision than ever before.

                                       --

          AS A RESULT, RISK--WITH ALL ITS POTENTIAL FOR REWARD AND LOSS--
            HAS BECOME CENTRAL TO INVESTMENT DECISION-MAKING POLICY.

                  CREATING PRODUCTS THAT HELP INVESTORS MANAGE
                THIS RISK, IN INDIVIDUAL PORTFOLIOS AND THROUGHOUT ENTERPRISES, IS BARRA'S CORE COMPETENCE, AND HAS
                       BEEN FOR THE PAST QUARTER-CENTURY.

Our continued success is in part a function of the growing use of these risk management tools as an integral part of professional asset management practices.

                                    -PROOF-

                          Risk management analytics are
                               CURRENTLY USED BY
                                    LESS THAN
                                       25%
                      of investment professionals worldwide

For the investment professional managing billions of dollars in assets--whether actively, through frequent trading, or passively, through an index fund--taking risks is a given.

But for the majority of investment professionals the focus over the last decade has been on picking a handful of winners rather than managing the risk of the overall investment portfolio. And at no time is this more visible than during periods of high volatility, such as the current market environment, when investment results are far from dependable.

Risk management analytics are tools that allow asset managers to precisely measure and control the sources of risk within a portfolio. At the enterprise level, these tools are used to monitor the risk across a multitude of funds and ensure consistent risk practices throughout the firm. Both applications are at the core of Barra's competence, and in both areas, the need for sophisticated tools has never been greater.

                                     1,200
                               PORTFOLIO CLIENTS:

                                     5,000
                                   POTENTIAL

First and foremost among the drivers of demand for such advanced tools is the sheer volume of assets under management today: more than $20 trillion. The market value of the S&P 500, in fact, has appreciated more than 1,300 percent over the past 20 years, to $13 trillion. With such large sums at stake, a rigorous analysis of investment risk is a key competitive advantage in producing superior performance.

In addition, the financial instruments available to investment professionals have expanded to include complex instruments with unusual risk characteristics, such as options, futures and other derivatives that require more sophisticated analysis.

                                  FEWER THAN 20
                               ENTERPRISE CLIENTS:

                                       200
                                    POTENTIAL

Add to these factors the dynamics of a truly global economy, the impact of the European Union and the massive shakeout in the New Economy, and it's clear that portfolio managers and business managers need unambiguous assessments of risk and detailed explanations of performance. Not only that, the premium on managing performance relative to a benchmark necessitates effective internal policies, procedures and controls within an investment firm.

The result of these trends is that today's financial professionals are motivated not merely by a desire to find winners and avoid losers, but by a desire to truly understand the sources of risk and return. And with the vast majority of these professionals currently lacking the tools to do that, Barra is presented with a compelling market opportunity to cultivate growth from both new organizations and existing clients.

AN OPPORTUNITY THAT, APPROPRIATELY, TIES DIRECTLY INTO OUR STRENGTHS AS THE LEADER IN THE MARKET FOR ADVANCED RISK MANAGEMENT ANALYTICS.



                                RECENT VOLATILITY

                                IN MARKETS AROUND

                               THE WORLD HAS MORE

                                  THAN DOUBLED

                                  Barra's core
                               RECURRING REVENUE
                         model is a unique platform for
                                     STABLE
                                     GROWTH

It's not a new idea, but the notion of stable, recurring revenues contrasts sharply with the standard financial model of most technology companies these days.

Most of these firms sell a software package for a significant onetime fee in the first year, with nominal maintenance fees going forward. Barra, on the other hand, provides a recurring service that adds value every single day. Our software at a client site is refreshed daily with current risk measures for thousands of securities across all major markets. This enables us to structure our fees as an annual subscription, paid in advance, that entitles a client to these updates.

The success of such a business model is predicated on two things. First, it calls for continuous innovation to expand the scope and refine the quality of the service in order to grow the revenue per client. Second, it requires us to approach each client relationship in the spirit of a long-term partnership--one that engenders a very high level of trust and confidence in our ability to meet evolving client needs. This partnership is key to consistently high renewal rates year to year.

                                       --

                          FROM A FINANCIAL PERSPECTIVE,
                      THIS RECURRING REVENUE MODEL HAS THE
                         BENEFIT OF GIVING US VERY HIGH
                     VISIBILITY GOING OUT SEVERAL QUARTERS.

And our sales success in any fiscal year carries over into revenue growth the following year, since the value of each sale is earned evenly over the subsequent 12 months. Our continued financial success hinges on the reliability of this recurring subscription model.

                                    -PROOF-

                                  9 OUT OF 10

                           of our clients renew their
                          annual subscription licenses

The strongest testimonial for the value offered by Barra's products is that our clients renew their subscriptions, on an annual basis, an average of 9 times out of 10--an average that dates back to the earliest days of our Company. This is such an important metric of our performance that we sample our client base every month, using an outside consultant, to understand what we can do to enhance client satisfaction.

                                 67% OF REVENUE
                               FROM INTERNATIONAL
                                   OPERATIONS

As for the growth in revenues per client, we started 25 years ago with risk analytics for U.S. equities with monthly updates, priced at $16,000. Today our average revenue per client is more than $100,000 across all clients, in excess of $600,000 for the top 100 clients, and over $2 million for the top 5 clients. This growth is directly related to the fact that today we deliver risk measures for most of the world's capital markets through easy-to-use software applications that sit on a client's desktop. Moreover, our electronic data updates are now delivered daily in response to the needs of our global client base.

                                    $250,000
                                    REVENUE
                                  PER EMPLOYEE

That many of our clients, both in the United States and overseas, have been with us for more than a decade--some since our founding--is proof of the partnerships that we have forged by working together. Throughout most of our history, including the most recent year, we find that over half of new sales are generated from existing clients. And the very largest accounts continue to grow faster than the rest. In fiscal year 2001, our recurring revenues from the top 50 accounts grew 31 percent in comparison with our overall subscription growth rate of 24 percent.

PUT SIMPLY, WE ARE SUCCESSFUL BECAUSE OUR LONG-TERM CLIENTS ARE SUCCESSFUL.

                                    OVER 90%
                                 OF CORE REVENUE
                                  IS RECURRING

Barclays Global Investors: with Barra since the early years.

From the development of a pioneering new index strategy in the early seventies and the first quantitative active strategy a few years later, Barclays Global Investors has grown to become the largest institutional manager in the world, with over $800 billion in assets under management. This internationally renowned investment firm began a subscription with Barra in the late seventies and has been with us ever since, growing and developing a strategic relationship that gets stronger every year. We look forward to helping Barclays Global Investors over the next quarter-century, and beyond, to deliver on its investment promise:
"Performance through innovation."

                                   Investment

                               PROFESSIONALS WILL

                              increasingly DEMAND A

                                  FULL-SERVICE

                                   CAPABILITY

Just as geometry became a tool for measuring form and calculus a tool for measuring change, so too have risk management analytics become tools for measuring risk in today's complex financial markets.

At Barra, we have always subscribed to a full-service strategy for risk management analytics. This means that we have a strong commitment to proactively research new and emerging sources of risk, to expand coverage of instruments in each market, and to recruit highly trained professionals in every major financial center. All with the ultimate goal of delivering a comprehensive one-stop solution to our clients. One that combines state-of-the-art risk measurement, global coverage of securities and unmatched client service.

With the ever-increasing flow of investments across borders and the multitude of investment products, the value of a single integrated solution for risk management has never been greater. And nowhere is this more compelling than in the emerging field of enterprise risk management, where the largest investment firms have begun to integrate the risks of individual markets and currencies to obtain an assessment of firmwide risk.

                                       --

                     OUR CONTINUED SUCCESS IS FUELED BY THE
                      TREND TOWARD USING A SINGLE STRATEGIC
                     SUPPLIER FOR RISK MANAGEMENT SOLUTIONS.

                                    -PROOF-

                                    Our risk
                                 measures cover
                                  more than 50
                              markets and over ONE
                                     MILLION
                                   securities

Since our founding, Barra's main focus has been applying modern risk theory to practical investment problems. Within our core business, we have used our proprietary methodologies to develop risk predictions for most of the world's publicly traded securities.

That means over 35,000 equities. And more than 1 million fixed-income instruments.

                                   MEGAFIRMS:
                                 20+ MERGERS IN
                               JUST THE PAST YEAR

To provide this breadth of coverage, we aggregate and cleanse raw data from more than 100 suppliers around the world. We then apply our proprietary algorithms to create risk measures that deliver unprecedented insight into equity, fixed income, currency and other financial instruments.

But that's not all that our clients expect from a full-service provider. On the research front, we have invented new analytics that enable institutional investors to measure the cost of transacting large positions. And our current focus is on an entirely new paradigm for more accurately measuring the risk of multi-country and multi-asset class investments.

We have also responded to the fact that our products are an integral part of our clients' investment processes. During the course of this past year, we equipped our offices around the globe to deliver rolling 24/5 client support across all time zones.

Another important dimension of a full-service solution is our ability to offer a full range of software applications that address specific needs. Our portfolio risk management product line focuses on the needs of individual equity and fixed-income managers, while our enterprise risk system addresses the business and technology needs associated with firmwide deployment.

ADD THESE UP, AND YOU'LL FIND THERE'S NO MORE COMPREHENSIVE OR MORE HIGH-QUALITY RISK MANAGEMENT SOLUTION IN THE INDUSTRY.

                              A 25-YEAR HISTORY OF
                           LEADERSHIP AND INNOVATION

Ventured; gained. As a natural by-product of our research-intensive core business, Barra has forged over its history a number of successful joint ventures. The purpose of these ventures is to take unique ideas that stem from our research activities and partner with organizations that can develop these ideas into new lines of business. Each venture is structured as an autonomous, entrepreneurial unit with strong incentives designed to maximize the success of that business. And each venture has a natural life cycle tied to the success level of the business and the ongoing synergy with Barra's core business.

Today, the two principal ventures are POSIT and Symphony Asset Management. POSIT, or Portfolio System for Institutional Trading, is the largest institutional trading system for intra-day matching of portfolios. It enables institutional investors to transact large blocks anonymously and with no market impact. Symphony Asset Management offers asset management services to institutions and wealthy individuals. As of March 2001 Symphony managed approximately $4 billion in assets in a range of equity and fixed-income funds.

                                                                          [LOGO]

                             Barra's track record of
                                   QUALITY AND
                                   INNOVATION
                               makes us the FIRST
                                     CHOICE
                          for risk management analytics

When we think of franchise in the larger sense--beyond the market for risk management analytics--we think of a handful of great companies. Each of these organizations offers a unique value proposition that may be thought of as a bond with its constituents--a bond that defines and reinforces a set of expectations.

At Barra, those expectations have been cultivated over a quarter of a century that has seen the Company not only set the standards for risk management analytics but also develop trusting, long-lasting relationships with the top investment professionals in the world. We have entered new markets and created new products by partnering with the thought leaders in each market--the early adopters--to shape the evolution of risk management practices.

                                       --

                      TODAY, OUR HERITAGE OF LEADERSHIP--
                   AS A STRATEGIC PROVIDER THAT CAN MEET OUR
                       CLIENTS' NEEDS TODAY WHILE PUSHING
                     THE ENVELOPE TO PREPARE FOR TOMORROW--

                   IS INDEED FUNDAMENTAL TO THE LONG-TERM BOND
                           WE SHARE WITH OUR CLIENTS.

              OUR FUTURE SUCCESS CLEARLY DEPENDS ON HOW OUR CLIENTS
                  VALUE THIS BOND, AND THE LEVEL OF CONFIDENCE
                              THEY DERIVE FROM IT.

                                    -PROOF-

                                 We are the NO.

                              1 brand in our market

These days, much attention is paid to the qualities it takes to build and maintain brand leadership. For Barra, that has meant a relentless focus on our core strengths in creating and delivering an unmatched suite of products for investment risk management.

But brand leadership also carries with it a responsibility for articulating a broader vision, and then implementing a plan to make that vision a reality. At Barra, our goal is to maintain and enhance our position as the only provider able to create and deliver the risk-analytic tools that no investment manager can be without--no matter what the size of the company.

This focus has resulted in a dominant market position--10 of the top 10 and 70 of the top 100 asset managers worldwide. In fact, the success of our global strategy is predicated on securing and retaining the high end of the market in every region--the Americas, Europe/Middle East and the Far East.

                               60% OF SPENDING ON
                             EQUITY RISK ANALYTICS
                              IS ON BARRA PRODUCTS

                               SOURCE: TOWERGROUP

That's why our products are used not only by asset managers, but also by the top firms on Wall Street and the largest pension funds. It is of particular significance that, in fiscal 2001, two of the largest pension funds in the world-- CalPERS--in the United States and ABP in Europe--have expanded the Barra relationship to include a major commitment to enterprise risk.


                                10 OF THE TOP 10
                          LARGEST INVESTMENT MANAGERS
                               70 OF THE TOP 100
                         INVESTMENT MANAGERS WORLDWIDE
                                9 OF THE TOP 10
                             PENSION PLAN SPONSORS
                                   USE BARRA


Whereas such clients manage assets in the billions of dollars, there are thousands of professionals managing $100 million or more that do not use our risk tools. To meet the needs of this segment, we are currently developing a Web-based product delivery platform that will offer a broader range of functionality and service options.

At each end of the spectrum, and regardless of the amount of assets under management, a Barra solution remains the most effective way to measure market risk and determine its implications within a portfolio or an enterprise. That's why the best of the best investment firms depend on Barra's industry-leading risk analytics for both equities and fixed-income instruments.

WHICH IS THE DEFINITION, QUITE SIMPLY, OF THE PREMIER GLOBAL BRAND IN THE INDUSTRY.

                                                                                                            HONG KONG
                                   NEW YORK                                                                 Unit C2, 21st Floor
                                   Wall Street Plaza                                                        United Centre
                                   88 Pine Street, 2nd Floor                                                95 Queensway
                                   New York, New York 10005                                                 Hong Kong
                                   United States                                                            2521.3083
                                   212.785.9630                                                             Fax: 2537.1375
OFFICES                            Fax: 212.785.9639
                                                                                                            TOKYO
BERKELEY                           RIO DE JANEIRO                         FRANKFURT                         1-18-16 Hamamatsucho
(Global Headquarters)              Avenida Luiz Carlos Prestes 410        Goethestrasse 5                   Minato-ku
2100 Milvia Street                 Sala 310                               D-60313 Frankfurt am Main         Sumitomo Hamamatsucho
Berkeley, California 94704         Barra de Tijuca                        Germany                           Building, 7th Floor
United States                      Rio de Janeiro CEP 22775-050           46.69.133.859.0                   Tokyo 105-0013
510.548.5442                       Brazil                                 Fax: 49.69.283.700                Japan
Fax: 510.548.4374                  21.430.9515                                                              81.3.5402.4153
                                   Fax: 21.430.9587                       CAPE TOWN                         Fax: 81.3.5402.4154
EDISON                                                                    2nd Floor Kildare House
Raritan Plaza One                  LONDON                                 Fedsure Oval
110 Fieldcrest Avenue              75 King William Street                 #1 Oakdale Road                   SYDNEY
4th Floor                          London EC4N 7BE                        Newlands                          Level 14
Edison, New Jersey 08837           United Kingdom                         South Africa                      9 Castlereagh Street
United States                      020.7283.2255                          21.683.3245                       Sydney, NSW 2000
732.346.1700                       Fax: 020.7220.7555                     Fax: 21.683.3267                  Australia
Fax: 732.346.0880                                                                                           2.9223.9333
                                                                                                            Fax: 2.9223.1666


                                  --------------------------------------------------------------------------------------------------

                                   VENTURES                               BARRA STRATEGIC                  SYMPHONY ASSET
                                   OFFICES                                CONSULTING GROUP                 MANAGEMENT, LLC
                                                                          Three Parklands Drive            555 California Street
                                   BARRA ROGERSCASEY, INC.                Darien, Connecticut 06820        Suite 2975
                                   One Parklands Drive                    United States                    San Francisco, California
                                   Darien, Connecticut 06820              203.656.5900                     94104
                                   United States                          Fax: 203.656.2270                United States
                                   203.656.5900                           www.barrascg.com                 415.676.4000
                                   Fax: 203.656.2233                                                       Fax: 415.676.2480
                                   www.barrarogerscasey.com               BOND EXPRESS                     www.symphonyasset.com
                                                                          Wall Street Plaza
                                                                          88 Pine Street
                                                                          New York, New York 10005
                                                                          United States
                                                                          800.373.9478
                                                                          Fax: 212.804.1521
                                                                          www.bondexpress.com

                                                                          POSIT
                                                                          ITG, Inc.
                                                                          380 Madison Avenue
                                                                          New York, New York 10017
                                                                          United States
                                                                          212.444.6300
                                                                          Fax: 212.444.6295
                                                                          www.itginc.com


10K
CORPORATE INFORMATION



INVESTOR INFORMATION               ANNUAL MEETING                         WORLD WIDE WEB SITE
AND FORM 10-K
                                   Barra's annual meeting                 Information on Barra is also
For financial and general          of its stockholders will               available on the World Wide
information, or to receive,        be held at                             Web at www.barra.com
without charge, a copy of          Barra, Inc.
Barra's filings with the           2100 Milvia Street
Securities and Exchange            Berkeley
Commission, please contact:        California 94704-1113
                                   on August 9, 2001 at 1:00 p.m.
Investor Relations
Barra, Inc.                        AUDITORS
2100 Milvia Street
Berkeley                           Deloitte & Touche LLP
California 94704-1113              50 Fremont Street
Telephone: 510.649.4546            San Francisco
                                   California 94105

                                   TRANSFER AGENT

                                   Mellon Investor Services
                                   85 Challenge Road
                                   Ridgefield Park
                                   New Jersey 02660


                                      10K
                                   CORPORATE
                                  INFORMATION

                        NASDAQ: BARZ       www.barra.com