Form 10-K, Exhibit 13
period 2002-03-31
BARRA INC /CA
filed 2002-06-26
CIK 878483

                                                                  EXHIBIT 13.01


                                   [PICTURE]


                                                THREE FACES OF RISK
                                                The New World of Investment Risk


02
Annual Report

NASDAQ
BARZ

Barra is the market leader in delivering risk management tools to investment professionals worldwide. For more than 25 years, Barra has set the industry standard, creating innovative products and services that enable its clients to make strategic investment decisions with confidence.


* The persons portrayed on pages 2, 5 and 6 are hypothetical investment professionals who are intended to represent client needs in three market segments.

This annual report contains forward looking statements. For more information identifying those statements and the factors that could cause actual results to differ, please see the enclosed Form 10-K Part I, Item 1, "Risk Factors," and
Part II, Item 7, "Management's Discussion and Analysis of Financial Condition and Results of Operations."

@ 2002 Barra, Inc. Barra, BarraOne, Barra Aegis System, Barra Cosmos System and
  Barra TotalRisk System are registered trademarks of Barra, Inc.

The wiser world of asset management -

Asset management has grown up. Market volatility and high-profile corporate defaults have caused firms of all sizes to re-evaluate how they achieve consistent results for their clients. Stung by poor returns, investors are more cautions. Risk is on everyone's mind. Risk management is no longer optional - it is essential. - Barra has spent the last 26 years looking at how risk management tools can help every firm make better investment decisions and improve performance, especially in volatile times. - Introducing three faces of risk. Each person represents an investment professional created to illustrate the broader Barra strategy.* They will tell you what they worry about. We will tell you how Barra is uniquely qualified to serve them.

                                   [PICTURE]


                               I know risk well.


My firm manages $200 billion globally. We have 3,000 employees in 12 countries. We have an excellent record of consistent performance and we've worked very hard to get where we are. Protecting our reputation is a big concern.

                           Global Firms, Global Risk


               [GRAPHIC]  Barra TotalRisk System(TM)

                            -  Target: 200 potential firms

                            -  Client base: 10 percent


-    10 of the top 10 largest investment managers are Barra clients.

"DON'T SURPRISE ME"

No one is more familiar with risk than leaders of the world's largest asset management firms. Their requirements are daunting: managing risk globally, across asset classes, and their firms' hundreds of portfolio managers.

Their concerns? Ensuring investment mandates are followed. Integrating acquisitions. Aggregating risk across the entire firm. Providing superior investment performance with low volatility. Monitoring compliance with trading and investment policies. All this, in addition to managing an expanding business. They don't like to be surprised and they want to be in control.

BARRA'S UNIQUE POSITION

Long the gold standard in risk management, only Barra has the size and scope to address the needs of firms at this level.

Barra aggregates and cleans raw data from more than 120 suppliers around the world. The integrated database of TotalRisk, Barra's enterprise risk management product, covers more than 40,000 equities in 56 countries, and more than a million fixed income securities in 25 markets. Barra's historical data spans the company's 26-year history for computations of risk and performance attribution.

Barra's TotalRisk product gives leaders of large, global firms the control they need. It manages risk across markets and asset classes. It is scalable across multiple user sites. It provides a common risk framework to link portfolio-level decisions to firm-level business decisions.

THE OPPORTUNITY FOR BARRA

A growing sector of the asset management market, these premium firms need enterprise-wide, scalable solutions. Although most already have some level of relationship with Barra, there is substantial room to grow by:

- Expanding TotalRisk sales to large firms, increasing our market penetration above its current 10 percent;

- Extending the usage of our portfolio tools to existing clients by becoming increasingly vital to their investment process.

                           The Core of Barra's Market


                   [GRAPHIC]   -- BARRA AEGIS SYSTEM(TM)/BARRA COSMOS SYSTEM(TM)
                                - Target: Top 1,000 firms spanning
                                  25,000 investment professionals
                                - Client base: 650 firms/5,000 installations



- Historically, 90 percent of Barra clients renew their annual subscriptions.

  "I want to avoid unintended bets"

  Portfolio managers are on the front lines of managing the largest portion of the world's assets. Performance is their key concern. Are they delivering consistent results? Is the strategy right? Is the style consistent with the mandate? Are they providing value to their firm, not just this year but every year?

  For them, its not enough to know the sources of risk--they need details about the level, the kind, the impact. Portfolio managers are inundated with information, but what they need is clarity to make the bets they want and avoid the ones they don't want.

  Barra's strategic depth

  Only Barra has the necessary depth of knowledge to match the needs of this group. We provide all three of the critical elements--risk management, optimization, performance attribution--needed to understand risk and achieve results.

  Using a multiple factor modeling approach, Barra's portfolio management products analyze the components of portfolio risk and exposures that affect stock price movements. This information helps portfolio managers analyze their risks and maximize returns relative to a benchmark. The portfolio risk management product suite includes applications for managing equity and fixed-income risk, and Barra's comprehensive global asset coverage includes a combination of individual and multi-country risk models.

  Barra has been in this business for 26 years. We know how to create a tool that can refine the strategy of any portfolio manager. We've built reporting capabilities that allow managers to communicate with their clients about portfolio performance. We provide 24/5 worldwide customer support.

  Continued opportunity for growth

  This market is the core of Barra's business and the one we have served the longest. A key driver of our growth has always been sales to existing clients. In fact, over half of our new sales each year have come from existing clients. Our current agenda is expected to continue this trend.

                                   [PICTURE]

                               I GET PAID TO TAKE
                                THE RIGHT RISKS.

My firm manages just over $5 billion in fixed income and equity assets. I'm responsible for one of our global equity funds. What do I thing about? At the end of the day, it's all about taking the right risks to beat my benchmark.

                                   [PICTURE]

                         I'M GETTING A LOT OF QUESTIONS
                          FROM MY CLIENTS ABOUT RISK.

We're a small firm, growing fast- $500 million under management, mostly in the U.S. We don't have a large IT department or a big budget for new technology. But I know I need new tools to maintain my competitive edge.

New Market Focus


              -   Target: 4,000 firms managing between $0.5 to $2 Billion
  [GRAPHIC]
              -   Client base: Product launch scheduled for summer 2002


-    Barra spends roughly 20 percent of revenue on research and development

"How can risk management improve my returns?"

This was the year everyone learned that risk management is not just for the big players. All firms were affected by this year's volatile markets, especially those serving individual investors, who are more concerned than ever about risk.

What do those portfolio managers think about? Staying competitive. Managing limited resources. Making their firm the destination for affluent individuals. Having the right style for varying market conditions. Inspiring confidence. As their clients demand more consistent returns, these managers need better tools to understand and manage risk. To date, there hasn't been the right product.

BarraOne

BarraOne is a browser-based risk management product ideally suited to meet the needs of smaller investment firms. It provides access to the same world-class analytics as other Barra products, with added flexibility and ease of use. The result of two years of research and development, it will be launched in the summer of 2002.

Because it is based on an application service provider model, BarraOne essentially eliminates internal IT costs for users. The ASP structure will provide Barra the flexibility to do immediate, low cost upgrades, and the users can then access those changes in real time.

Barra's mission

We believe every professional investment manager should be using our products to manage risk. BarraOne provides the technology solution that enables us to penetrate the broader market of potential users. Barra is already known as the market leader, extending our reach into a new segment with the right product is the ideal move to extend our market share.

TotalRisk

A comprehensive solution for senior investment professionals and business managers at large, multi-product investment firms to manage firm-wide risk across markets, asset classes, and investment products.

CHIEF
EXECUTIVE
OFFICER

CHIEF
INVESTMENT
OFFICER

CHIEF
RISK
OFFICER


Aegis/Cosmos

Used by more than 650 client institutions worldwide, Barra's Aegis and Cosmos Systems offer a flexible, comprehensive framework for portfolio managers to develop return forecasts as well as control risk.

EQUITY
PORTFOLIO
MANAGER

FIXED
INCOME
PORTFOLIO
MANAGER

CLIENT
SERVICES

BarraOne

A portfolio level risk analysis tool, BarraOne was designed to bring accessible portfolio risk tools to a broader segment of Barra's traditional market space including smaller asset managers, hedge funds, and private client businesses.

                    Barra Product Portfolio

                    Barra's products help investment professionals identify, measure, and control risk while bringing out the best in their own portfolio or firm-wide strategy. Our systems include proprietary databases for financial instruments in all major global markets and asset classes, models to predict risk for most of the world's publicly traded securities, and software applications that understand the investment process.


Senior investment            Domestic and Global          Global Fixed Income          Fund Managers at smaller
professionals including      Equity Portfolio Managers    Portfolio Managers           investment management
Chief Executive, Risk or                                                               firms
Investment Officers




Enterprise risk management   Precisely measures portfolio risk, identifies the         Delivers risk analysis and
solution                     sources of risk, and assists in superior portfolio        risk reporting through
                             construction                                              browser-based technology





TotalRisk offers a           A comprehensive desktop      An advanced risk             Designed to meet the needs
centralized, systematic      solution for equity          management system for        of smaller asset
way to manage firm-wide or   portfolio management and     global fixed income          management firms, BarraOne
fund-wide risk offering an   risk control, Aegis          portfolios, Cosmos allows    offers risk measurement,
organization a consistent    informs the investment       investment professionals     analysis and reporting
measurement of risk across   process by calculating the   to simplify the              modules that are based on
portfolios and product       optimal risk/reward          complexities of fixed        the same industry leading
lines. It provides a         trade-off. Functionality     income investing by          risk models and data that
better understanding of      includes risk management,    allowing the user to         are the foundations of
aggregate risk exposure      returns forecasting, peer    separate planned strategic   Barra's more traditional
via risk analysis,           analysis, process            bets from unplanned,         product line. BarraOne is
compliance monitoring,       automation, systems          incidental risks. Risk       scheduled for release in
risk reporting and returns   integration, and             analysis, scenario           the summer of 2002.
optimization                 risk-adjusted performance    analysis and optimization
functionality.               attribution.                 functionality combine to
                                                          offer insight into the
                                                          sources of a fund's risk.


Fellow Shareholders,

In last year's letter we had the pleasure of reporting on the best year in Barra's 25-year history. This year was certainly more challenging, both for us and for our clients. However, we are pleased to report that Barra was well prepared to meet these challenges head on and we ended the year in a very strong competitive and financial position.

Despite the difficult economic environment, our core business achieved revenue growth of 9 percent and our operating margins increased to 29 percent, up from 26 percent in fiscal year 2001. While our sales targets were optimistic in hindsight, our recurring subscription model provides our investors with a stable revenue stream and much greater forward visibility relative to other firms.

Most important, we maintained an unwavering commitment to executing on our long-term strategy centered on our core business. As a result, we enter fiscal 2003 with a focused vision and a great deal of enthusiasm about our prospects for continued growth and success.

Focus on the core business

Barra is the market leader in providing portfolio and enterprise risk management tools to investment professionals worldwide. Our long-term client relationships, platinum brand, and ultimately our franchise value derive from our world-class competence in investment risk management. Our continued strategic focus on the core business resulted in the divestiture of four non-strategic businesses this past year. Combined, these divestitures generated $83 million in cash, net of income taxes.

As a result, Barra now derives 75 percent of revenues and 50 percent of profits from the core business, and our POSIT joint venture accounts for the rest. we have an enviable balance sheet ($273 million in cash and no debt), two businesses that are industry leaders, and the premium brand in risk management technology. Looking forward, the primary driver of Barra's value will be the core business. Despite tough market conditions we maintained peak investment in research and development this year. We continue to look for acquisitions that will reinforce the key success characteristics of our core business: proprietary content based on intellectual capital, high value-added products, a premium brand, and sizeable growth potential.

New growth opportunities

With the emergence of new, fast-growing segments in the asset management industry, we have further refined our market segmentation strategy. We now see three distinct market segments with differentiated risk management needs. They include:

- Large multi-product investment firms, typically managing well over $30 billion in assets. These firms view Barra as a long-term strategic supplier and our products are an integral part of their investment process and technology plans. They are significant users of our portfolio risk products and prime candidates for our enterprise risk solutions.

- Mid-sized firms with $2 billion and up in assets under management. Firms of this size have the staff and expertise to invest in our portfolio risk products. This segment has been a major growth market for us over the last several years.

- New markets. This is a diverse population, ranging from small investment boutiques (those managing more than $500,000) to hedge funds, private client businesses, and large retail intermediaries. We believe that the market downturn, coupled with high volatility, has produced heightened interest in portfolio risk management at these firms. Our new web-based application, BarraOne, allows us to offer a very accessible risk management tool to this segment.

Our flagship portfolio risk products, Aegis for equities and Cosmos for fixed income, will be the major source of growth from the first two segments. In addition, we expect continued adoption of our enterprise risk system, TotalRisk, by the large firms. Consistent with past experience, we expect half of our annual sales to come from existing clients as they add new users, asset coverage, and application modules.

With the launch of BarraOne this summer, we will have a much greater emphasis on acquiring clients in new growth markets. This product is the result of over two years of investment and we are very excited about its upcoming release.

Leading through innovation

Barra's competitive advantage rests on our proven ability to innovate much faster than the competition. We have to anticipate changes in financial markets around the world and help our clients capitalize on them. Innovation is an integral part of our culture and we thrive on it.

2001-2002 Business Highlights

7.01

Barra completes the sale of its ownership of Symphony Asset Management to the John Nuveen Company.

8.01

Robert Honeycutt joins Barra as COO Agmir Sheikh, formerly executive vice president, is appointed president.

9.01

Bond Express, Barra's online fixed income database, is acquired by ValuBond.

This year was very productive in terms of introducing innovative products. In today's volatile markets, the ability to frequently analyze portfolio performance is a source of competitive advantage. The latest release of Aegis provides daily updates of performance data, a major advance from the previous monthly cycle. In fixed income markets we saw a shift in European investing from sovereign bonds to corporate bonds. In response to this, our Cosmos system now includes a comprehensive credit risk model covering the E.M.U., U.K. and U.S. credit markets.

Finally, BarraOne as well as the latest version of TotalRisk will feature the new Barra Integrated Model. This is a major innovation in risk modeling and provides a consistent, integrated view of risk across all equity and fixed income markets worldwide. The Barra Integrated Model is a great example of our unique ability to invest in multi-year research projects to push the envelope in risk management technology.

Renewed client focus

Barra enters the new fiscal year in a very strong position. With the introduction of BarraOne, our product line spans the entire investment management space and demonstrates our ability to maintain market leadership.

At the same time, we recognize that in today's environment we cannot take any client relationship for granted. We need to earn our clients' business every day by constantly adding value to their investment process. To this end, our firm-wide goals for the coming year are shifting from this year's product focus to a sharp focus on client acquisition and retention. Our revenue retention this year was 86 percent, which was short of our 90 percent target. We are focused on returning to our long-term retention level of 90 percent.

2.02

Barra hosts Risk Forum to sold out audiences in U.S. and London: "Does Risk Control Mean Controlled Performance?"

3.02

Lipper announces an agreement with Barra to develop a product that will offer retail investment professionals the ability to evaluate a mutual funds's profile.

3.02

Barra announces the disposition of its two consulting ventures, Barra RogersCasey and Barra Strategic Consulting, the end of a two-year process to refocus Barra on its core business.

4.02

Barra releases new versions of both the Aegis and Cosmos systems.

This year will be remembered for a long time due the tragic events of September 11th, 2001. We are very grateful that our New York employees, located only a few blocks from the World Trade Center, were unharmed. We wish to acknowledge the strength and resilience of these employees who returned to work at the first opportunity. Some of our clients and business partners were less fortunate. To them we extend our heartfelt support.

On behalf of our employees and the Board of Directors, we thank you for your continued confidence in Barra.

[Picture]                            [Picture]

KAMAL DUGGIRALA                      ANDREW RUDD
Chief Executive Officer              Chairman of the Board

/s/ D. Kamal Naye                    /s/ Andrew Rudd
-----------------------              ----------------------

Financial Summary

                              [Performance Graphs]

Fiscal Years Ending March 31,                   2002          2001          2000          1999          1998
Operating Revenues                      $145,769,000  $133,191,000  $111,426,000  $105,306,000  $ 86,248,000
Operating Expenses                        93,202,000    86,516,000    93,671,000    84,497,000    76,943,000
Income from Continuing Operations         40,394,000    32,823,000    13,477,000    11,602,000     1,219,000
Income Per Share from                   $       1.80  $       1.46  $       0.61  $       0.53  $       0.06
Continuing Operations-Diluted

Total Assets                            $324,617,000  $226,412,000  $168,762,000  $143,089,000  $121,460,000
Current Liabilities                       65,942,000    67,968,000    67,695,000    51,618,000    47,223,000
Deferred Taxes and Other Liabilities       2,362,000     2,468,000     1,994,000     1,398,000     1,486,000
Minority Interest                                 --     1,249,000     2,287,000     1,868,000     2,000,000
Stockholder's Equity                    $256,313,000  $154,727,000  $ 96,786,000  $ 88,205,000  $ 70,751,000


Note 1: Certain revenues and expenses have been reclassified from operating revenues and expenses to discontinued operations in connection with the sale or disposal of the related businesses (see Note 4 in the Notes to the Consolidated Financial Statements in Barra's 2002 Form 10-K).

Note 2: Operating expenses for 2000 include restructuring charges of $9,024,000 ($.26 per diluted share). Operating expenses for 1999 include charges of $3,990,000 ($.18 per diluted share) for the write-off of goodwill and capitalized software development costs. Operating costs for 1998 include one-time acquisition related charges of $9,914,000 ($.47 per diluted share).

Note 3: All per share amounts reflect 3-for-2 stock splits effective December 2000 and September 1997.

FY 2001 REVENUES

[GRAPH]

FY 2001 EARNINGS

[GRAPH]

FY 2002 REVENUES

[GRAPH]

FY 2002 EARNINGS

[GRAPH]

FY 2003 TARGET REVENUES

[GRAPH]

FY 2003 TARGET EARNINGS

[GRAPH]

Corporate Information                                                                Investor Information

Offices Worldwide
BERKELEY                      LONDON                        TOKYO                    For financial and general information,
(GLOBAL HEADQUARTERS)         75 King William Street        1-18-16 Hamamatsucho     or to receive, without charge, a
2100 Milvia St.               London EC4N 7BE               Minato-ku                copy of Barra's filings with the
Berkeley, CA 94704-1113       United Kingdom                Sumitomo                 Securities and Exchange Commission,
United States                 020.7283.2256 tel             Hamamatsucho             please contact:
510.548.5442 tel              020.7220.7555 fax             Building, 7th Floor
510.548.4374 fax                                            Tokyo 105-0013           INVESTOR RELATIONS
                              FRANKFURT                     Japan                    Barra, Inc.
EDISON                        Goethestrasse 5               81.3.5402.4153 tel       2100 Milvia St.
110 Fieldcrest Ave.           D-60313 Frankfurt             81.3.5402.4154 fax       Berkeley, CA 94704-1113
Raritan Center One            Germany                                                Attn: Jennifer Hinchman
4th Floor                     49.69.133.859.0 tel           SYDNEY                   510.649.4546
Edison, NJ 08837              49.69.283.700.0 fax           Level 14                 Information on Barra is also
United States                                               9 Castlereagh Street     available at www.barra.com
732.346.1700 tel              CAPE TOWN                     Sydney, NSW 2000
732.346.0880 fax              2nd Floor Kildare House       Australia                STOCK SYMBOL
                              Fedsure Oval                  2.9223.9333 tel          Barra trades on the NASDAQ stock
NEW YORK                      #1 Oakdale Road               2.9223.1666 fax          market under the symbol BARZ
Wall Street Plaza             Newlands 7700
88 Pine St., 2nd Floor        South Africa                  POSIT VENTURE            ANNUAL MEETING
New York, NY 10005            21.683.3246 tel               ITG, Inc.                Barra's annual meeting of its
United States                 21.683.3267 fax               380 Madison Avenue       stockholders will be held at:
212.785.9630 tel                                            New York, NY 10017
212.785.9639 fax              HONG KONG                     United States            Barra, Inc.
                              Suites 1910-1916              800.215.4484 tel         2100 Milvia St.
RIO DE JANEIRO                Jardin House                  212.444.6295 fax         Berkeley, CA 94706-1113
Avenida Luis Carlos           1 Connaught Place             www.itginc.com           on July 30, 2002, at 1:30 p.m.
Prestes 410                   Central
Sala 206                      Hong Kong                                              AUDITORS
Barra de Tijuca               2536.2988 tel                                          Deloitte & Touche LLP
Rio de Janeiro RJ             2537.1375 fax                                          50 Fremont St.
CEP 22775-050                                                                        San Francisco, CA 94105
Brazil
21.2.430.9515 tel                                                                    TRANSFER AGENT
21.2.430.9587 fax                                                                    Mellon Investor Services, LLC
                                                                                     85 Challenger Rd.
                                                                                     Ridgefield Park, NJ 07660

NASDAQ

BARZ

www.barra.com