Form 10-K, Exhibit 13
period 2003-03-31
BARRA INC /CA
filed 2003-06-26
CIK 878483

EXHIBIT 13.1

Barra, Inc.

2003

Annual Report

[BARRA LOGO]        Annual Report 2003

Financial Highlights

SELECTED FINANCIAL DATA          FISCAL YEAR ENDING MARCH 31

                                                   2003            2002             2001            2000               1999

Operating revenues                             $141,096,000    $145,769,000     $133,191,000    $111,426,000      $105,306,000
Operating expenses                               97,836,000      93,202,000       86,516,000      93,671,000        84,497,000
Income from continuing operations                33,196,000      40,394,000       32,823,000      13,477,000        11,602,000
Income per share from
continuing operations-diluted                  $       1.59    $       1.80     $       1.46    $       0.61      $       0.53

Total assets                                   $269,532,000    $324,617,000     $226,412,000    $168,762,000      $143,089,000
Current liabilities                              59,060,000      65,942,000       67,968,000      67,695,000        51,618,000
Deferred taxes and other liabilities              6,951,000       2,362,000        2,468,000       1,994,000         1,398,000
Minority interest                                     --                 --        1,249,000       2,287,000         1,868,000
Shareholders' equity                           $203,521,000    $256,313,000     $154,727,000    $ 96,786,000      $ 88,205,000



Note 1: Certain revenues and expenses have been reclassified from operating revenues and expenses to discontinued operations in connection with the sale or disposal of the related businesses (see Note 4 in the Notes to the Consolidated Financial Statements in Barra's 2003 Form 10-K.)

Note 2: Operating expenses for 2000 include restructuring charges of $9,024,000 ($.26 per diluted share). Operating expenses for 1999 include charges of $3,990,000 ($.18 per diluted share) for the write-off of goodwill and capitalized software development costs.

Note 3: Income from continuing operations for 2003 includes an impairment charge on investments in unconsolidated companies of $6,936,000 ($.24 per diluted share.)

Note 4: All per share amounts reflect a 3-for-2 stock split effective December 2000.

This annual report contains forward-looking statements. For more information identifying those statements and the factors that could cause actual results to differ, please see the enclosed Form 10-K Part I, Item I, "Risk Factors" and
Part II, Item 7, "Management's Discussion and Analysis of Financial
Condition and Results of Operations."

Barra is a global leader in delivering risk management systems and services to managers of portfolio and firm-wide investment risk. Since its inception in 1975, Barra's single vision--to empower its clients to make strategic investment decisions--has made Barra the industry standard in investment risk management. Headquartered in Berkeley, California, Barra has offices in all major financial centers around the world.

Board of Directors

[PHOTO]
A. George (Skip) Battle

Mr. Battle has been the Chief Executive Officer of Ask Jeeves, Inc. since December 2000. Mr. Battle served from 1968 until his retirement in June 1995 in various roles of increasing responsibility with Andersen Consulting (now known as Accenture). He retired from Andersen Consulting as a Managing Partner of Market Development in 1995. Mr. Battle is a Senior Fellow at the Aspen Institute, an international nonprofit educational institution. In addition, Mr. Battle is a Director of PeopleSoft, Inc., Ask Jeeves, Inc., and is the Chairman of the Board of Fair Isaac Company. Mr. Battle is also a director of three registered investment companies, Masters Select Equities Fund, Masters Select International Equities Fund and Masters Select Value Fund.

[PHOTO]
Kamal Duggirala

Mr. Duggirala has served as our Chief Executive Officer since 1999 and served as President from 1994 to 2001. Mr. Duggirala has been associated with Barra and its predecessors since 1984 where he served in various roles of increasing responsibility in Barra's Electronic Brokerage and Trader Products and Advanced Technology groups until October 1994.

[PHOTO]
M. Blair Hull

Blair Hull is Chief Executive Officer of Matlock Capital LLC, which he founded in 1999. Mr. Hull has been active in the securities industry for over 30 years, with experience as a market maker on the Pacific Stock Exchange, and later, as a market maker with the Chicago Board Options Exchange ("CBOE"). In 1985, Mr. Hull founded Hull Trading Company in Chicago, which he sold to Goldman Sachs & Co. in 1999. He served on both the Board of the CBOE from 1988 to 1990 and on the Board of the Options Clearing Corporation from 1992 to 1998. Mr. Hull served on the Board of Governors of the Chicago Stock Exchange from May to December 2002. He currently serves on the Board of Trustees of the University of California Santa Barbara Foundation.

[PHOTO]
Norman J. Laboe

From April 1994 to the present, Mr. Laboe has served as Of Counsel to the law firm Mackenzie & Albritton, LLP. From 1971 until 1994, Mr. Laboe was a partner in the law firm Graham & James, LLP.

[PHOTO]
Clyde W. Ostler

Mr. Ostler serves as the Group Executive Vice President of Wells Fargo and Company, responsible for its Private Client Services Group, and as the Vice-Chairman of Wells Fargo Bank, N.A. Mr. Ostler has been associated with Wells Fargo and Company and its affiliates since 1971 and has held various positions of responsibility including that of General Auditor from 1983 to 1986, Chief Financial Officer from 1987 to 1990, Head of Branch Banking from 1990 to 1993, Head of the Investment Group from 1993 to 1998 and Head of the Internet Services Group from 1999 to 2002. Mr. Ostler is currently a member of numerous charitable boards external to Wells Fargo and Company and business boards for affiliates of Wells Fargo and Company. Mr. Ostler also serves as a member of the Board of Directors of Mercury Interactive Corporation.

[PHOTO]
Andrew Rudd

Dr. Rudd has served as our Chairman since 1992. Dr. Rudd has been associated with Barra since 1975. He also served as the Chief Executive Officer of Barra from 1984 until 1999 and President of Barra from 1984 to 1992. Dr. Rudd worked as a professor of finance and operations research at Cornell University between 1977 and 1982. Dr. Rudd is also Chairman and CEO of Advisor Software, Inc., which Dr. Rudd founded in 1995. Advisor Software, Inc. is a provider of software platforms that help financial institutions and advisers distribute investment products.

FELLOW SHAREHOLDERS

Fiscal year 2003 proved to be a continuation of the difficult business environment that started taking shape the prior year. The single biggest factor impacting our results was the downturn in equity markets worldwide. Over the past two years our clients on average have seen assets under management, and consequently their revenues, decline 25 percent. Despite the negative impact of this decline on our clients' budgets, we are pleased that our recurring subscription revenue base of approximately $120 million remained intact over the course of the year. Our revenue retention for the year was down only 4 percent relative to our best years, and revenue per employee today remains in excess of $225,000. All of these measures indicate the importance of our value proposition to professional asset managers in today's volatile markets. Barra's portfolio and enterprise risk management tools enable investment professionals to produce more dependable results through better control of investment risk.

In terms of the bottom line, our core portfolio and enterprise risk business delivered operating margins of 23 percent on flat revenue growth--a respectable result in difficult times. On the other hand, our POSIT joint venture experienced the brunt of the drop in equity trading volumes. POSIT royalties were down 29 percent over the prior year and Barra's operating income from POSIT declined 31 percent. Hence our consolidated results were significantly impacted by the downturn in the POSIT business this year.

Our core business plan for the year was designed to capitalize on our financial strength and bring major new products to market. We successfully launched our ASP platform BarraOne(TM) along with our latest innovation in risk modeling--the Barra Integrated Model(TM). We saw strong momentum for our enterprise risk management initiative and landed five new clients in the fourth quarter. We executed on two acquisitions, Financial Engineering Associates (FEA) and Investment Performance Objects (IPO). FEA is a market leader in derivatives analytics for financial and commodity trading. As such it expands our market space beyond asset management and is a strong fit with our core capability in financial analytics. IPO is a product acquisition aimed at adding enterprise performance analysis to our existing enterprise risk offering.

Looking ahead to fiscal year 2004, our plan assumes that market conditions will remain difficult for most of the year. As such we have decided to pace our internal investments with current market realities and focus our resources on getting the payoff from the new products and acquisitions that we completed last year. In April we completed a restructuring plan that reduced our workforce by approximately 9 percent in an effort to better align our resources and priorities with the plan for the new year. Letting go of talented employees is always a difficult decision and we take this opportunity to thank each of them for their commitment and contribution.

Increased volatility in financial markets is a mixed blessing for Barra's business. On the one hand it increases uncertainty in client spending and on the other hand it fuels demand for our risk management tools. In response to the latter we have reinforced our value proposition to the large investment firms by expanding our enterprise solutions to cover both risk and performance. At the same time we are extending our reach into the middle market through our web based offering, BarraOne. On this front we are especially pleased to have formed a strategic partnership with Reuters, the global information company, whereby BarraOne will be integrated with their desktop products and offered to a large installed base of Reuters users worldwide. We believe that this partnership is an important milestone in our strategic thrust to reach new markets through web-based technologies.

Today Barra enjoys a dominant position in the asset management space. Our continued growth will come from deeper market penetration as well as industry growth. In the past year we have seen strong signs that risk management is moving center stage in the asset management industry. The impact of the market downturn on individual investors has caused several mutual fund organizations to emphasize risk management as an integral part of their investment discipline.

Poor investment results at some high profile hedge funds have led to calls for greater risk transparency in the fast growing hedge fund industry. Barra is ready to respond to the needs of these firms with world-class risk management tools that cover the full spectrum of investment strategies.

Barra has an impressive balance sheet with approximately $200 million in cash and no debt. Over fiscal year 2003 we took advantage of weak markets to repurchase almost 2.6 million common shares ($94 million) of Barra. We expect to continue to execute on targeted acquisitions that will extend our product portfolio and give us access to new types of investment professionals beyond asset managers. Overall we are pursuing a focused growth strategy that enables us to set the standard for excellence in our field.

Our financial plan for fiscal year 2004 calls for a 20 percent increase in operating income relative to last year for our core risk management business. We believe that after a period of peak investment we are now positioned for growth and operating leverage. And of course, any meaningful upturn in equity markets should translate into further positive results.

Once again we wish to thank our clients, employees and shareholders for their investment in Barra.




Andrew Rudd                            Kamal Duggirala
Chairman                               Chief Executive Officer


/s/ Andrew Rudd                        /s/ Kamal Duggirala

                                                       [Photo of CEO & Chairman]

                                      10-K

Corporate Information
Offices Worldwide

BERKELEY
(global headquarters)

Barra, Inc.
2100 Milvia Street
Berkeley, California 94704
United States
+1.510.548.5442 tel
+1.510.548.4374 fax


Financial Engineering Associates, Inc.
2201 Dwight Way
Berkeley, California 94704-2214
United States
+1.510.548.6200 tel
+1.510.548.0332 fax


CAPE TOWN

Barra International, Ltd.
2nd Floor Kildare House
The Oval, 1 Oakdale Road
Newlands 7700, South Africa
+27.21.683.3245 tel
+27.21.683.3267 fax


EDISON

Barra, Inc.
110 Fieldcrest Avenue
Raritan Plaza One, 4th floor
Edison, New Jersey 08837
United States
+732.346.1700 tel
+732.346.0880 fax


FRANKFURT

Barra International, Ltd.
Goethestra(beta)e 9 D-60313
Frankfurt am Main
Germany
+49.69.133.859.0 tel
+49.069.283.700  fax


HONG KONG

Barra International, Ltd.
Suites 1910-1916, Jardine House
1 Connaught Place
Central, Hong Kong
+852.2536.2988 tel
+852.2537.1375 fax


LONDON

Barra International, Ltd.
75 King William Street
London EC4N 7BE
United Kingdom
+44(0)20.7283.2255 tel
+44(0)20.7220.7555 fax


NEW YORK

Barra, Inc.
Wall Street Plaza
88 Pine Street, 2nd Floor
New York, New York 10005
United States
+212.785.9630 tel
+212.785.9639 fax


RIO DE JANEIRO

Barra International
Avenida Luiz Carlos Prestes 410
Sala 310, Edificio Barra Trade I
Rio de Janeiro, RJ
Brazil CEP 22775-050
+55.21.2430.9515 tel
+55.21.2430.9587 fax


SYDNEY

Barra International, Ltd.
Level 14, 9 Castlereagh Street
Sydney, NSW 2000
Australia
GPO Box 4505
Sydney NSW 2001
Australia
+61.2.9223.9333 tel
+61.2.9233.1666 fax


TOKYO

Barra Japan Co., Ltd.
Sumitomo Hamamatsucho Building 7F
1-18-16 Hamamatsucho Minato-ku
Tokyo, 105-0013
Japan
+81.3.5402.4150 tel
+81.3.5402.4154 fax

INVESTOR INFORMATION

For financial and general information, or to receive, without charge, a copy of Barra's filings with the Securities and Exchange Commission, please contact:

Investor Relations
Barra, Inc.
2100 Milvia Street
Berkeley, California 94704-1113
Telephone: 510.649.4546


ANNUAL MEETING

Barra's annual meeting of shareholders will be held at:
Barra, Inc.
2100 Milvia Street
Berkeley, California 94704
on July 31, 2003 at 2:30 P.M.

AUDITORS

Deloitte & Touche LLP
50 Fremont Street
San Francisco, California 94105


TRANSFER AGENT

Mellon Investor Services, LLC
85 Challenger Road
Ridgefield Park, New Jersey 07660

(BARRA LOGO)                                     NASDAQ: BARZ     www.barra.com